As filed with the Securities and Exchange Commission on April 9, 2026

1933 Act File No. 333-289081

1940 Act File No. 811-03763

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 1
to

Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.	Exact name of Trust: Guggenheim Defined Portfolios, Series 2524
B.	Name of Depositor: Guggenheim Funds Distributors, LLC
C.	Complete address of Depositor’s principal executive offices:

227 West Monroe Street

Chicago, Illinois 60606

D.	Name and complete address of agents for service:

Guggenheim Funds Distributors, LLC

Attention: Amy Lee, Esq.

Vice President and Secretary

227 West Monroe Street

Chicago, Illinois 60606

Chapman and Cutler LLP

Attention: Eric F. Fess, Esq.

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

It is proposed that this filing will become effective (check appropriate box)

( )	immediately upon filing pursuant to paragraph (b)
( )	on (date) pursuant to paragraph (b)
( )	60 days after filing pursuant to paragraph (a)(1)
( )	on (date) pursuant to paragraph (a)(1) of rule 485
E.	Title of securities being registered: Units of fractional undivided beneficial interest.
F.	Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.
(X)	Check box if it is proposed that this filing will become effective on April 9, 2026 upon filing pursuant to Rule 487.

Guggenheim Defined Portfolios, Series 2524

Select Quality Municipal Portfolio, Series 16

A portfolio containing municipal bonds selected by
Guggenheim Funds Distributors, LLC with the assistance of
Guggenheim Partners Investment Management, LLC

Prospectus
Dated April 9, 2026

The Securities and Exchange Commission has not
approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

INVESTMENT SUMMARY

Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

Overview

Guggenheim Defined Portfolios, Series 2524, is a unit investment trust that consists of Select Quality Municipal Portfolio, Series 16 (the “trust”). Guggenheim Funds Distributors, LLC (“Guggenheim Funds” or the “sponsor”) serves as the sponsor of the trust.

The trust is scheduled to terminate in approximately 31 years.

Investment Objective

The trust seeks to provide current income and to preserve capital.

Principal Investment Strategy

Under normal circumstances, the trust will invest at least 80% of the value of its assets in a portfolio of municipal bonds. As of the trust’s initial date of deposit (the “Inception Date”), 100% of the trust’s portfolio is invested in municipal bonds. The sponsor will select bonds that it believes have the best chance to meet the trust’s investment objective over its life.

Municipal bonds are debt instruments issued by state and local governments to raise money for various public works projects such as highways, airports and schools. The most distinct characteristic of municipal bonds is that generally these bonds provide interest income exempt from normal federal income taxes. In addition to offering the potential for federally tax-exempt interest income, at least 90% of the municipal bonds held in the trust will be rated investment-grade quality, as of the Inception Date, by at least one of the following ratings agencies: Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”) or Moody’s Investors Service (“Moody’s”) or, if unrated, judged by the sponsor to be of comparable quality. Such rating relates to the underlying bonds and not the trust. Investment-grade bonds are bonds that are rated at least in the category of BBB by Standard & Poor’s or Baa by Moody’s. A rating in the category of BBB or Baa is the lowest possible investment-grade rating. See “Description of Bond Ratings” for details.

No more than 10% of the trust’s portfolio, as of the Inception Date, may consist of: (i) securities rated BB by Standard & Poor’s or Ba by Moody’s, or, if unrated, judged by the sponsor to be of comparable quality, at time of purchase; (ii) securities that may be deemed to be unsecured obligations of the borrower; or (iii) municipal bonds exposed to annual appropriation risk. Bonds that are rated below investment-grade as determined by at least one or more nationally recognized statistical rating organizations and are considered high-yield or “junk” bonds. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Because high-yield bonds are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree than investment-grade bonds. See “Description of Bond Ratings” for additional information.

The trust may invest in municipal bonds with any maturity term.

The trust will not invest in any alternative minimum tax bonds or zero coupon bonds.

2 Investment Summary

Certain bonds in the trust may be covered by insurance policies obtained from municipal bond insurers identified in “Trust Portfolio,” which guarantee payment of principal and interest on the bonds when due. As a result of such insurance, the insured bonds have received ratings that may reflect the creditworthiness of the bond issuer. Please note that the insurance relates only to the insured bonds in the trust and not to the units or the market value of the bonds or of the units.

The sponsor has selected Guggenheim Partners Investment Management, LLC (“GPIM”), a subsidiary of Guggenheim Partners, LLC, to assist the sponsor with the selection of the trust’s portfolio.

Bond Selection

The sponsor considered the following factors, among others, in selecting the bonds:

•	The price of the bonds relative to other bonds with comparable characteristics;
•	Attractiveness of the interest payments relative to bonds with similar characteristics;
•	The potential for early return of principal or any event risk which could have a negative impact on the price of the bonds;
•	Showing a preference for non-AMT (alternative minimum tax) bonds; and
•	A preference for tax-exempt bonds that are secured by a dedicated revenue stream or supported by a full faith and credit pledge of state and local governments, respectively. In addition, project bonds secured by mortgages are preferred to those that do not include collateral in the security package.

Guggenheim Partners
Investment Management, LLC (GPIM)

Guggenheim Partners Investment Management, LLC is a subsidiary of Guggenheim Partners, LLC and an affiliate of the sponsor, which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of a mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.

The sponsor is also a subsidiary of Guggenheim Partners, LLC. See “General Information” for additional information.

Future Trusts

The sponsor may create future trusts that follow the same general investment strategy. Each trust is designed to be part of a longer term strategy.

Investment Summary 3

Essential Information
(as of the Inception Date)

Inception Date
(Initial Date of Deposit)	April 9, 2026
First Settlement Date	April 10, 2026
Public Offering Price	$1,056.99
Mandatory
Termination Date	October 1, 2056
Distribution Date	25th day of each month
(commencing April 25, 2026, if any)
Record Date	15th day of each month
(commencing April 15, 2026, if any)

Evaluation Time	As of the close of trading of
the New York Stock Exchange
(normally 4:00 p.m. Eastern Time).
(However, on the first day units are
sold the Evaluation Time will be as
of the close of trading on the New
York Stock Exchange or the time the
registration statement filed with the
Securities and Exchange Commission
becomes effective, if later.)

CUSIP Numbers

Cash Distributions
Standard Accounts	40178Q807
Fee Account	40178Q815

Ticker	CGSQPX

Dollar Weighted Average Maturity
of Bonds in the Trust	28.556 years
Minimum Principal Distribution	$1.00 per unit
Minimum Par Value of the Bonds
in the Trust under which the
Trust Agreement may be
Terminated	$200 per unit

Types of Bonds

Approximate
Type of Issuer/Sectors	Portfolio Percentage*
Airport	3.23%
Education	6.38
General Obligation	9.43
General Revenue	6.48
Higher Education	9.28
Medical	15.50
Power	9.22
School District	18.25
Utilities	3.17
Water	19.06
Total	100.00%

States

Approximate
Issuer States	Portfolio Percentage*
Alabama	3.22%
California	12.34
Connecticut	3.33
Florida	2.98
Georgia	3.23
Illinois	6.52
Kentucky	6.37
Maryland	6.23
Massachusetts	2.97
Michigan	6.38
New Hampshire	3.19
New York	9.26
Oregon	3.10
Pennsylvania	6.05
South Dakota	3.22
Texas	15.97
Virginia	5.64
Total	100.00%

Bond Ratings

Approximate
Standard & Poor’s	Portfolio Percentage*
AAA	9.39%
AA+	6.33
AA	53.45
AA-	6.08
A	3.24
A+	6.21
NR	15.30
Total	100.00%

Minimum Investment
All accounts	1 unit
* Based upon fair value.

4 Investment Summary

Select Quality Municipal Portfolio, Series 16
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
As of the Inception Date, April 9, 2026
Principal Amount of Bonds in Trust(1):	$ 9,600,000
Number of Units:	9,600
Fractional Undivided Interest in Trust per Unit:	1 / 9,600
Principal Amount of Bonds per Unit(1):	$ 1,000.00
Public Offering Price:
Aggregate Offering Price of Bonds in the Portfolio:	$ 9,738,390
Aggregate Offering Price of Bonds per Unit:	$ 1,014.42
Organization Costs per Unit(2):	$ 5.78
Sales Charge of 3.50% of Public Offering Price per Unit(3):	$ 36.79
Public Offering Price per Unit:	$ 1,056.99
Redemption Price per Unit(4):	$ 1,006.44
Excess of Public Offering Price Over Redemption Price per Unit:	$ 50.55
Estimated Annual Interest Income per Unit
(includes cash income accrual only):	$ 47.89
Less Estimated Annual Expenses per Unit:	$ 2.72
Estimated Net Annual Interest Income per Unit(5):	$ 45.17
Estimated Daily Rate of Net Interest Accrual per Unit:	$ 0.12547
Estimated Current Return Based on Public Offering Price
(includes cash income accrual only)(6):	4.27%
Estimated Long-Term Return(6):	4.04%

Estimated Interest Distributions per Unit(7):
• Date of First Distribution:	April 25, 2026
• Amount of First Distribution:	$ 0.62
• Record Date of First Distribution:	April 15, 2026
• Date of Regular Distribution:	25th of each Month
• Amount of Regular Distribution:	$ 3.76
• Record Date of Regular Distribution:	15th of each Month

(1)	Represents the principal amount of the underlying bonds held in the trust as of the Inception Date and does not take into account the impact of the sale of bonds to pay any expenses of the trust. Bonds will be sold to meet redemptions, to pay expenses and in other limited circumstances. The sale of bonds will affect the principal amount of bonds included in the trust and the principal amount of bonds per unit. Units of the trust, when redeemed or upon termination, may be worth more or less than their original cost and there can be no assurance that a unitholder will receive the principal amount of bonds at any particular point in time.
(2)	Organization Costs are not included in the Public Offering Price per Unit for purposes of calculating sales charge.
(3)	During the initial offering period, a portion of the Public Offering Price represents an amount of cash deposited to pay all or a portion of the costs of organizing the trust.
(4)	Based upon the bid prices of the bonds plus the organization costs per unit. Upon tender for redemption, the price to be paid will include accrued interest as described in “How to Sell Your Units--Redemption--Computation of Redemption Price per Unit.”
(5)	Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the trustee and the evaluator and with principal prepayment, redemption, maturity, exchange or sale of bonds.
(6)	See “Estimated Current Return and Estimated Long-Term Return to Unitholders” for an explanation of estimated current return and estimated long-term return.
(7)	Distributions, if any, will be made monthly commencing April 25, 2026. The amount of distributions of the trust may be lower or greater than the above stated amounts due to certain factors that may include, but are not limited to, changes in distributions paid by issuers, deduction of trust expenses or the sale or maturity of trust securities in the portfolio. Fees and expenses of the trust may vary as a result of a variety of factors including the trust’s size, redemption activity, brokerage and other transaction costs and extraordinary expenses.

Investment Summary 5

Principal Risks

As with all investments, you may lose some or all of your investment in the trust. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. No assurance can be given that the trust’s investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Municipal bonds are fixed rate debt obligations that generally decline in value with increases in interest rates, an issuer’s or an insurer’s worsening financial condition, a drop in bond ratings or when there is a decrease in federal income tax rates. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes. No one can predict whether interest rates will rise or fall in the future.
•	Municipal bonds are subject to credit risk in that an issuer of a bond may be unable to make interest and principal payments when due. In general, lower rated bonds carry greater credit risk.
•	Certain of the bonds in the portfolio are general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer’s pledge of its full faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws. An entity’s credit will depend on many factors: tax base, reliance on federal or state aid, and factors which are beyond the entity’s control.
•	Because the trust holds long-term bonds, it is exposed to higher interest rate risk than a trust that holds short-term bonds. Interest rate risk is the risk that bond prices will decline because of rising interest rates. The prices of long-term bonds are more sensitive to interest rate changes than the prices of short-term bonds. As a result, the value of the trust will have greater price sensitivity than if the trust had held short-term bonds.
•	An issuer or an insurer of the bonds may be unwilling or unable to make principal payments and/or interest payments in the future, may call a security before its stated maturity or may reduce the level of payments made. In addition, there is no guarantee that the issuers will be able to satisfy their interest or principal payment obligations to the trust over the life of the trust. This may result in a reduction in the value of your units.
•	The financial condition of an issuer or an insurer of the bonds may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period. There can be no assurance that any security contained in the trust will retain an investment-grade rating for the life of the trust. As the trust is unmanaged, a downgraded security will remain in the portfolio.
•	The income generated by the trust may be reduced over time in response to bond sales, changes in

6 Investment Summary

distributions paid by issuers, unit redemptions and expenses.

•	The trust is subject to market risk. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bond’s issuer, perceptions of the issuer, ratings on a bond, or political or economic events affecting the issuer. Additionally, events such as war, armed conflict, terrorism, natural and environmental disasters, the spread of infectious illnesses or other public health emergencies, recessions, economic sanctions, bank failures and political turbulence may adversely affect the economy, various markets and issuers. For example, the ongoing adversarial political climate in the United States, as well as political and diplomatic events both domestic and abroad, have had and may continue to have an adverse impact on the U.S. regulatory landscape, international trade relations, policies, markets and investor behavior, which could have a negative impact on the trust’s investments and operations. The economies of the United States and its trading partners, as well as the financial markets generally, may be adversely impacted by trade disputes, including the imposition of tariffs, and other matters. Advancements in technology may also adversely impact markets and the overall performance of the trust. The complete economic impact of any such future event may be difficult or impossible to predict.
•	There is no assurance that the trust portfolio will retain for any length of time its present size and diversity. As indicated in the “Trust Portfolio,” a number of the bonds in the trust may be called prior to their stated maturity date and will remain callable throughout the life of the trust. A call provision is more likely to be exercised by the issuer when the offering price valuation of a bond is higher than its call price. Such price valuation is likely to be higher in periods of declining interest rates. In such cases, the proceeds from such redemptions will be distributed to unitholders. Returns of the units may be adversely affected by such sales or redemptions. As stated below, the size and diversity of the trust may also be affected by the trust’s sale of bonds to meet redemptions, for credit issues and in other circumstances.

In addition, the trust may contain bonds that have “make whole” call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the trust and the early termination of the trust.

•	The trust may invest in securities that are rated below investment-grade and are considered to be “junk” securities. Below investment-grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than with investment-grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal.
•	Certain municipal bonds are rated as investment-grade by only one rating agency. As a result, such split-

Investment Summary 7

rated securities may have more speculative characteristics with respect to the issuer’s ability to make principal and interest payments and may be more volatile than securities of similar maturity that are rated investment-grade by more than one rating agency. Additionally, these securities may have greater market, credit and liquidity risks and may be subject to a greater risk of default than securities rated as investment-grade by more than one rating agency.

•	Changes in the tax treatment of bonds either due to future legislation or due to the failure of a public issuer of a bond (or private guarantor) to meet certain conditions imposed by various tax laws may have an adverse impact on the value of the units and the bonds held in the trust.
•	Certain bonds included in the trust are original issue discount bonds, as noted in “Trust Portfolio.” These bonds may be subject to greater price fluctuations with changing interest rates and contain additional risks.
•	Certain bonds in the trust may have been purchased by the sponsor on a “when issued” basis. Bonds purchased on a “when issued” basis have not yet been issued by the issuer on the Inception Date (although such issuer has committed to issue such bonds). The effect of the trust holding a “when issued” bond is that unitholders who purchase their units prior to the delivery date of such bond may have to make a downward adjustment in the tax basis of their units. Such downward adjustment may be necessary to account for interest accruing on such “when issued” bond during the time between their purchase of units and delivery of such bonds to the trust.
•	The sponsor does not actively manage the portfolio. Because the portfolio is fixed and not managed, in general, the trust only sells bonds at the trust’s termination or in order to meet redemptions, for tax purposes, for credit issues or to pay sales charges and expenses. As a result, the price at which a bond is sold may not be the highest price the trust could have received during the life of the trust.
•	No assurance can be given that the trust’s investment objective will be achieved. This objective is subject to the continuing ability of the respective issuers of the bonds to meet their obligations.
•	The trust may sell bonds to meet redemptions, to pay expenses, for credit issues and in other circumstances. Accordingly, the size, diversity, composition, returns and income generated by the trust may be adversely affected. In addition, such sales of bonds may be at a loss. If such sales are substantial enough, provisions of the trust’s indenture could cause a complete and unexpected liquidation of the trust before its scheduled maturity, resulting in unanticipated losses for investors.
•	Certain bonds in the trust may be subject to liquidity risk. The principal trading market for the bonds in the trust will generally be in the over-the-counter market. As a result, the existence of a liquid trading market for the bonds may depend on whether

8 Investment Summary

dealers will make a market in the bonds. There can be no assurance that a market will be made for any of the bonds, that any market for the bonds will be maintained or of the liquidity of the bonds in any markets made. The price at which the bonds may be sold to meet redemptions and the value of the trust will be adversely affected if trading markets for the bonds are limited or absent.

•	The trust may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. In addition, cybersecurity breaches of the trust’s third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches.
•	The trust is subject to risks arising from various operational factors and their service providers. Operational factors include, but not limited to, human error, processing and communication errors, errors of the trust’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, the trust may be subject to the risk that a service provider may not be willing or able to perform their duties as required or contemplated by their agreements with the trust. Although the trust seeks to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.
•	Inflation may lead to a decrease in the value of assets or income from investments.

See “Investment Risks” for additional information.

Taxes

The trust intends to distribute the portion of its income derived from the interest payments on tax-exempt bonds held by the trust as “exempt-interest dividends,” which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed, or if you are a corporation, they may affect the corporate alternative minimum tax for certain corporations). Other distributions from the trust will be taxed as ordinary income or as capital gain.

See “Tax Status” for further tax information.

Distributions

Holders of units will receive interest payments, if any, from the trust each month. The interest distribution to the unitholders of the trust as of each record date will be made on the following distribution date or shortly thereafter. The trust prorates the interest distributed on an annual basis by distributing one-twelfth of the estimated annual interest income after the first prorated initial payment and after deducting estimated costs and expenses that are expected to be incurred. For example, if the estimated annual

Investment Summary 9

interest income after deducting estimated costs and expenses is $60 per unit, a unitholder will receive $5 on the distribution date of each month after the first prorated distribution that is for a period less than a month, even if the trust receives the interest income in various amounts and at various times throughout the year. Annual interest distributions are expected to vary from year to year. For the purpose of minimizing fluctuation in the distributions from the Interest Account, the trustee is authorized in certain circumstances to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account on the ensuing record date. Furthermore, investors may receive principal distributions from bonds being called or sold prior to their maturity or as bonds mature. The amount of distributions of the trust may vary due to certain factors that may include, but are not limited to, changes in distributions paid by issuers, deduction of trust expenses or the sale or maturity of trust securities in the portfolio. Income received by the trust may also vary with changes in fees and expenses of the trustee and the evaluator and with principal prepayment, redemptions, maturity, exchange or sale of bonds.

As of the Inception Date, each unit of the trust represents the fractional undivided interest in the principal amount of underlying bonds set forth in the “Trust Portfolio” and net income of the trust.

Market for Units

The sponsor currently intends to repurchase units from unitholders who want to redeem their units. After the close of the primary offering period, redemptions will be at prices based upon the aggregate bid price of the underlying bonds. The sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the sponsor stops repurchasing units, a unitholder may dispose of its units by redemption through The Bank of New York Mellon, which serves as the trustee of the trust (the “trustee”). The price received from the trustee by the unitholder for units being redeemed is generally based upon the aggregate bid price of the underlying bonds.

Until six months after the Inception Date or the end of the initial offering period, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units generally includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

Who Should Invest

You should consider this investment if:

•	The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio;
•	The trust is part of a longer-term investment strategy; and
•	The trust represents only a portion of your overall investment portfolio.

You should not consider this investment if:

•	You are uncomfortable with the trust's investment strategy; or
•	You are uncomfortable with the risks of an unmanaged investment in securities.

Fees and Expenses

The amounts below are estimates of the direct and indirect fees and expenses that you may incur for primary market purchases based on a $1,000 unit price. Actual fees and expenses of the trust

10 Investment Summary

may vary as a result of a variety of factors including the trust’s size, redemption activity, brokerage and other transaction costs and extraordinary expenses.

	Percentage	Amount
	of Public	Per Unit
	Offering	(based on
Investor Fees	Price (1)	$1,000 Unit)
Maximum sales fee
paid on purchase	3.50%	$35.00
Estimated organization
costs (2)	0.578%	$5.78

	Approximate
Annual Fund	% Per
Operating	$1,000	Amount
Expenses	invested	Per Unit
Trustee’s fee (3)(4)	0.124%	$1.24
Sponsor’s supervisory fee (3)	0.030	0.30
Evaluator’s fee (3)	0.035	0.35
Bookkeeping and
administrative fee (3)	0.035	0.35
Estimated other trust
operating expenses (5)	0.048	0.48
Total	0.2720%	$2.72

(1)	The maximum sales fee consists entirely of an initial sales fee deducted at the time of purchase. Investors will be assessed a sales fee on the portion of their units represented by cash to pay the trust’s organization costs.
(2)	The estimated organization costs include the amount per unit paid by the trust at the end of the initial offering period or after six months, at the discretion of the sponsor.
(3)	The trustee’s fees and the sponsor’s evaluation fee are based on the principal amount of the bonds in the trust on a monthly basis. Because such fees are based on the principal amount of the bonds in the trust, rather than the trust’s net asset value, the fees will represent a greater percentage of the trust’s net asset value if the bonds in the trust, on average, are valued below par. The sponsor’s supervisory fee and the bookkeeping and administrative fee are based on the largest number of units in the trust at any time during that period. Because these fees are based on the largest number of units during a particular period, these fees will represent a greater percentage of the trust’s net asset value as the number of units decrease during that period. The sponsor serves as the evaluator.
(4)	During the first year the trustee may reduce its fee by a nominal amount that relates to the estimated interest to be earned prior to the expected delivery dates for the “when, as and if issued” or “delayed delivery” bonds. Should the interest exceed this amount, the trustee will reduce its fee up to its annual fee. After the first year, the trustee’s fee will be the amount indicated above.
(5)	The estimated trust operating expenses are based upon an estimated trust size. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

Example

This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that the trust’s operating expenses do not change and the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year	$ 435
3 years	491
5 years	552
10 years	732

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees paid by the trust or that broker-dealers may charge for processing redemption requests.

Investment Summary 11

Trust Portfolio

Guggenheim Defined Portfolios, Series 2524
Select Quality Municipal Portfolio, Series 16
As of the Inception Date, April 9, 2026
		1st Optional
Aggregate		Redemption		Cost To
Principal	Issuer Name (1)	Provisions (2)	S&P (3)	Portfolio (4)(5)
$ 300,000	Sacramento City Unified School District (County of Sacramento,
	California) General Obligation Bonds, 2020 Election
	(Measure H), 2025 Series C	8/1/2035 @ 100	AA	$ 317,478
	5.00% Due 8/1/2050
300,000	Washington Suburban Sanitary District, Maryland (Montgomery
	and Prince George’s Counties, Maryland) Consolidated
	Public Improvement Bonds of 2026	6/1/2036 @ 100	AAA	298,227
	4.375% Due 6/1/2051 (9)
300,000	Fullerton Joint Union High School District (Orange and Los
	Angeles Counties, California) General Obligation
	Bonds, Election Of 2024, Series A	8/1/2034 @ 100	AA	291,660
	4.00% Due 8/1/2051
300,000	City of Houston, Texas, Convention & Entertainment Facilities
	Department, First Lien Hotel Occupancy Tax and Special
	Revenue and Refunding Bonds, Series 2026C	9/1/2036 @ 100	AA	318,327
	5.25% Due 9/1/2051
300,000	San Jacinto Unified School District (Riverside County, California)
	General Obligation Bonds, Election of 2024, Series 2025	8/1/2035 @ 100	NR	293,793
	4.125% Due 8/1/2052 (7)(9)
300,000	Dormitory Authority of the State of New York State, Personal
	Income Tax Revenue Bonds (General Purpose)
	Series 2026A (Tax-Exempt)	3/15/2036 @ 100	NR	312,456
	5.00% Due 3/15/2053 (7)
300,000	Northampton County General Purpose Authority, Pennsylvania,
	Hospital Revenue Bonds, Series 2024A-1 (St. Luke’s
	University Health Network Project)	8/15/2034 @ 100	AA	312,009
	5.25% Due 8/15/2053
300,000	University of South Alabama University, Facilities
	Revenue Bonds, Series 2024-A	4/1/2034 @ 100	AA	313,848
	5.25% Due 4/1/2054
300,000	Virginia Commonwealth University Health System Authority,
	General Revenue Bonds, Series 2024A	7/1/2034 @ 100	AA	275,451
	4.00% Due 7/1/2054 (9)
300,000	Pennsylvania Economic Development Financing Authority,
	Revenue Bonds (Villanova University Project)
	Series 2024	8/1/2034 @ 100	AA-	277,335
	4.00% Due 8/1/2054 (9)
300,000	Power Authority of the State of New York Revenue Bonds,
	Series 2024 A (Green Bonds)	11/15/2034 @ 100	AA	274,689
	4.00% Due 11/15/2054 (9)
300,000	Kentucky Municipal Energy Agency Power System Revenue
	Bonds (Energy Center I Project) Series 2025	1/1/2035 @ 100	AA	307,524
	5.00% Due 1/1/2055
300,000	Board Of Trustees of Michigan State University, General
	Revenue Bonds, Series 2025A	8/15/2035 @ 100	AA	312,609
	5.00% Due 2/15/2055
300,000	Dallas Independent School District (a Political Subdivision of the
	State of Texas located in Dallas County, Texas) Unlimited
	Tax School Building and Refunding Bonds,
	Series 2025B	2/15/2034 @ 100	NR	273,954
	4.00% Due 2/15/2055 (7)(9)

12 Investment Summary

Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 2524
Select Quality Municipal Portfolio, Series 16
As of the Inception Date, April 9, 2026
		1st Optional
Aggregate		Redemption		Cost To
Principal	Issuer Name (1)	Provisions (2)	S&P (3)	Portfolio (4)(5)
$ 300,000	New Hope Higher Education Finance Corporation Higher
	Education Revenue Bonds, Texas (Texas Christian
	University Project) Series 2026A	3/15/2035 @ 100	NR	$ 310,914
	5.00% Due 3/15/2055 (7)
300,000	City of Trenton, County of Wayne, State of Michigan, 2025
	Unlimited Tax General Obligation Bonds	4/1/2035 @ 100	AA	308,910
	5.00% Due 4/1/2055 (9)
300,000	Louisville and Jefferson County (Kentucky) Metropolitan Sewer
	District Sewer and Drainage System Revenue and
	Refunding Revenue Bonds, Series 2025A	11/15/2035 @ 100	AA	312,726
	5.00% Due 5/15/2055
300,000	School District No. 1J, Multnomah County, Oregon (Portland
	Public Schools) Multnomah, Washington, and
	Clackamas Counties, Oregon General
	Obligation Bonds, Series 2026	6/15/2036 @ 100	AA+	301,527
	4.50% Due 6/15/2055
300,000	Maryland Health And Higher Educational Facilities Authority,
	Revenue Bonds Meritus Health Issue, Series 2025	7/1/2035 @ 100	AA	308,010
	5.00% Due 7/1/2055 (9)
300,000	State of Connecticut Health and Educational Facilities Authority,
	Revenue Bonds, Hartford Healthcare Issue,
	Series 2026	1/1/2036 @ 100	AA	324,189
	5.50% Due 7/1/2055
300,000	City of Corpus Christi, Texas (a Political Subdivision of the State
	of Texas Located in Nueces, San Patricio, Aransas and
	Kleberg Counties, Texas) Utility System Senior Lien
	Revenue Improvement and Refunding Bonds,
	Series 2025	7/15/2035 @ 100	AA	308,949
	5.00% Due 7/15/2055 (9)
300,000	Elk Grove Unified School District (Sacramento County,
	California) General Obligation Bonds,
	Election Of 2024, Series 2026	8/1/2035 @ 100	NR	298,752
	4.50% Due 8/1/2055 (7)(9)
300,000	Texas Water Development Board, State Water Implementation,
	Revenue Fund For Texas Revenue Bonds,
	Series 2025 (Master Trust)	10/15/2035 @ 100	AAA	301,515
	4.75% Due 10/15/2055
300,000	Community College District No. 508, County of Cook and State of
	Illinois (City Colleges of Chicago) Unlimited Tax General
	Obligation Bonds (Dedicated Revenues), Series 2026	12/1/2035 @ 100	AA	320,103
	5.50% Due 12/1/2055
300,000	City of Chicago, Chicago O Hare International Airport, General
	Airport Senior Lien Revenue Bonds,
	Series 2026A (Non-AMT)	7/1/2035 @ 100	A+	314,913
	5.25% Due 1/1/2056
300,000	Town of Easton, Massachusetts, General Obligation Municipal
	Purpose Loan of 2026 Bonds	2/1/2035 @ 100	AA	289,320
	4.25% Due 2/1/2056 (9)
300,000	Lower Colorado River Authority (Texas) Transmission Contract
	Refunding and Improvement Revenue Bonds (LRCA
	Transmission Services Corporation Project)
	Series 2026	5/15/2035 @ 100	A	315,264
	5.25% Due 5/15/2056

Investment Summary 13

Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 2524
Select Quality Municipal Portfolio, Series 16
As of the Inception Date, April 9, 2026
1st Optional
Aggregate		Redemption		Cost To
Principal	Issuer Name (1)	Provisions (2)	S&P (3)	Portfolio (4)(5)
$ 300,000	City of Cartersville, Georgia, Water and Sewer Revenue Bonds,
	Series 2026	6/1/2036 @ 100	AA-	$ 314,934
5.00% Due 6/1/2056
300,000	New York City Municipal Water Finance Authority Water and
Sewer System Second General Resolution Revenue Bonds
	Fiscal 2026 Series Bb	6/15/2036 @ 100	AA+	314,532
5.00% Due 6/15/2056
300,000	New Hampshire Health And Education Facilities Authority
Revenue Bonds, University System of New Hampshire
	Issue, Series 2026	7/1/2036 @ 100	AA	310,626
5.00% Due 7/1/2056
300,000	South Dakota Conservancy District State Revolving Fund
Program Bonds, Series 2026 Revenue Bonds,
	Series 2026B	8/1/2036 @ 100	AAA	313,755
5.00% Due 8/1/2056
300,000	Orange County Health Facilities Authority, Florida, Hospital
Revenue Bonds (Orlando Health Obligated Group)
	Series 2025A	4/1/2035 @ 100	A+	290,091
4.50% Due 10/1/2056 (9)
$ 9,600,000				$ 9,738,390

The below footnotes only apply when noted.

(1)	Bonds of these issuers are all represented by “regular way” or “when issued” contracts to purchase bonds. All contracts to purchase the bonds were entered into on April 8, 2026. All contracts are expected to be settled prior to or on April 10, 2026.
(2)	If applicable, this heading shows the year in which each issue of bonds is initially redeemable and the redemption price for that year unless otherwise indicated. Each such issue generally continues to be redeemable at declining prices thereafter, but not below par. “S.F.” indicates a sinking fund has been or will be established with respect to an issue of bonds. In addition, certain bonds in the trust may be redeemed in whole or in part other than by operation of the stated optional call or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such bonds. A sinking fund is a reserve fund accumulated over a period of time for the retirement of debt. A sinking fund may be estimated based upon various factors or may be mandatory.

Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. To the extent that the bonds were deposited in the trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the units. Conversely, to the extent that the bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the units. Distributions generally will be reduced by the amount of the income which would otherwise have been paid with respect to redeemed bonds and there will be distributed to unitholders the principal amount and any premium received on such redemption. The estimated current return in this event may be affected by such redemptions. The tax effect on unitholders of such redemptions and resultant distributions is described in the section entitled “Tax Status.”

(3)	The Standard & Poor’s corporate bond ratings are a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees. The bond rating is not a recommendation to purchase, sell or hold a bond, inasmuch as it does not comment as to market price or suitability for a particular investor. A brief description of the rating symbols and their meanings is set forth under “Description of Bond Ratings.”
(4)	See Note (1) to “Statement of Financial Condition” regarding cost of bonds. The prices used to determine the Cost to Portfolio were determined as of the Evaluation Time on the April 8, 2026. The sponsor is responsible for initially acquiring the bonds that it selects for the trust and will deliver the bonds or arrange for the delivery of the bonds to the trust on the Inception Date at a price determined by the evaluator based upon the “offered side” prices provided by Capelogic, Inc., an independent pricing service. The sponsor may acquire bonds from Guggenheim Securities, LLC, a subsidiary of Guggenheim Partners, LLC and affiliate of the sponsor, and GPIM, who may accumulate such bonds at the request of the sponsor. The offering prices are greater than the current bid prices of the bonds which are

14 Investment Summary

the basis on which redemption price per unit is determined for purposes of redemption of units (see the first paragraphs under “Public Offering--Offering Price” and “How to Sell Your Units--Redemption--Computation of Redemption Price Per Unit”). The cost to sponsor and the resulting profit or loss to sponsor may include the gain or loss on certain futures contracts entered into by the sponsor in an effort to hedge the impact of interest rate fluctuations on the value of certain of the bonds. Other information regarding the bonds is as follows:

Cost to Sponsor	Profit (Loss) to Sponsor
(on the deposit	(on the deposit
of the bonds)	of the bonds)
$9,720,588	$17,802

(5)	In accordance with Accounting Standards Codification 820, “Fair Value Measurements and Disclosures” (“ASC 820”), fair value is defined as the price that the trust would receive upon selling an investment in a orderly transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy to maximize the use of the observable market data and minimize the use of unobservable inputs and to establish classification of the fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including the technique or pricing model used to measure fair value and the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad levels. Level 1 which represents quoted prices in active markets for identical investments. Level 2 which represents fair value based on other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risks, etc.). Level 3 which represents fair value based on significant unobservable inputs (including the trust’s own assumptions in determining the fair value of investments). At the Inception Date, all of the trust’s investments are classified as Level 2 as the securities are transacted through a dealer network.
(6)	This bond has a “make whole” call option and is redeemable in whole or in part at any time at the option of the issuer at a redemption price that is generally equal to the sum of the principal amount of the bonds, a “make whole” amount, and any accrued and unpaid interest to the date of redemption. The “make whole” amount is generally equal to the excess, if any, of (i) the aggregate present value as of the date of redemption of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable if redemption had not been made, determined by discounting the remaining principal and interest at a specified rate (which varies from bond to bond and is generally equal to an average of yields on U.S. Treasury obligations with maturities corresponding to the remaining life of the bond plus a premium rate) from the dates on which the principal and interest would have been payable if the redemption had not been made; over (ii) the aggregate principal amount of the bonds being redeemed. In addition, the bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur.
(7)	This bond is rated investment-grade quality by a nationally recognized statistical rating organization other than Standard & Poor’s.
(8)	This security is a restricted bond which only may be resold pursuant to Rule 144A under the Securities Act of 1933, as amended.
(9)	This bond was issued at an original discount.

Investment Summary 15

UNDERSTANDING YOUR INVESTMENT

The Trust

Organization. The trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement (the “Trust Agreement”). The Trust Agreement is dated as of the Inception Date and is between Guggenheim Funds Distributors, LLC, as depositor, supervisor and evaluator (“evaluator”), and The Bank of New York Mellon, as trustee. The evaluator determines the value of the bonds held in the trust generally based upon prices provided by a pricing service. On the Inception Date, the sponsor deposited bonds, contracts and/or funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit issued by a major commercial bank) for the purchase of certain interest-bearing obligations. After the deposit of the bonds and the creation of the trust, the trustee delivered to the sponsor the units (the “units”) comprising the ownership of the trust. These units are now being offered pursuant to this prospectus.

Units. Each unit represents the fractional undivided interest in the principal and net income of the trust. If any units of the trust are redeemed after the Inception Date, the fractional undivided interest in the trust represented by each unredeemed unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related trust.

Public Offering

Offering Price. The sponsor will serve as the trust’s principal underwriter. The price of the units of the trust as of the Inception Date was determined by adding to the evaluator’s determination of the aggregate offering price of the bonds per unit, based upon prices provided by Capelogic, Inc., cash and other net assets in the portfolio, and a pro rata portion of estimated organization costs. Included within the Public Offering Price is also a sales charge. Organization Costs are not included in the Public Offering Price per Unit for purposes of calculating the sales charge. For purchases settling after the First Settlement Date, a proportionate share of accrued and undistributed interest on the bonds at the date of delivery of the units to the purchaser is also added to the Public Offering Price. However, after the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the Public Offering Price of the units will not include a pro rata portion of estimated organizational costs.

During the initial offering period the aggregate offering price of the bonds in the trust is determined by the evaluator. To determine such prices, the evaluator utilizes prices received from Capelogic, Inc. Capelogic, Inc. determines such offering prices (i) on the basis of current offering prices for the bonds; (ii) if offering prices are not available for any bonds, on the basis of current offering prices for comparable bonds; (iii) by making an appraisal of the value of the bonds on the basis of offering prices in the market; or (iv) by any combination of the above. On or after the Inception Date, such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in “Essential Information,” effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the redemption price after the close of the public offering period, which is based upon the aggregate bid price of the underlying bonds and which is expected to be less than the aggregate offering price, see “How to Sell Your Units--Redemption.”

Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse

16 Understanding Your Investment

us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, and the initial fees and expenses of the trustee. Cash has been deposited in the trust for purposes of the payment of organization costs. Organization costs will not exceed the estimate set forth under “Fees and Expenses.”

Transactional Sales Fee. You pay a sales fee when you buy units. We refer to this fee as the “transactional sales fee.” The maximum transactional sales fee equals 3.50% of the Public Offering Price per unit (equivalent to 3.63% of the net amount invested plus cash deposited to pay the trust’s organization costs). After the end of the initial offering period, the maximum sales fee for secondary market transactions will be a maximum of 3.50% of the Public Offering Price per unit at the time of purchase.

Advisory and Fee Accounts. We reduce your sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed (a “Fee Account”). If you purchase units for a Fee Account, you will pay the Public Offering Price less the maximum applicable concession the sponsor typically allows to Underwriters, as discussed under “Underwriting Concessions” below.

This discount applies during the initial offering period. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may receive cash distributions. We reserve the right to limit or deny purchases of units with this discount by investors whose frequent trading activity we determine to be detrimental to your trust. See “Rights of Unitholders--Expenses and Fees” in this prospectus.

Employees. We do not charge the portion of the sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Guggenheim Funds and its affiliates, or by employees of selling firms, their affiliates and their family members (spouses, children under the age of 21 living in the same household and parents). You pay only the portion of the fee that the sponsor retains. This discount applies during the initial offering period. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount. All employee discounts are subject to the policies of the related selling firm, including any eligibility limitations enforced by the selling firm.

Certain Self-Directed Brokerage Platforms. Eligible purchases of units through E*TRADE and/or any other Morgan Stanley self-directed brokerage platform will be executed at the public offering price less the portion of the transactional sales fee that would be paid to distribution firms. You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D fee. This discount applies during the initial offering period and in the secondary market.

Certain Institutional Investors. We may sell units to certain broker-dealers or investment advisers for hedging purposes only. For those institutional investors that have entered into an

Understanding Your Investment 17

agreement with us to purchase units for hedging purposes only, we do not charge a portion of the sales fee (up to 2.85% of the Public Offering Price, as specified per the agreement).

Distribution of Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. For units sold during the primary offering period, the distribution fee paid is 2.60% of the Public Offering Price per unit. We apply this amount at the time of the transaction. Firms that are serving as underwriters are entitled to additional compensation as described in “Underwriting Concessions” below. For secondary market sales, the dealer concession will be 80% of the applicable sales charge.

Eligible dealer firms and other selling agents that sell units of Guggenheim Funds unit trusts in the primary market to financial intermediaries other than the sponsor are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust’s prospectus. For this volume concession, Investment Grade Corporate Trust 3-7 Year, Short Duration High Yield Trust and Select Quality Municipal Portfolio are designated as “Fixed Income Trusts” and all other Guggenheim Funds unit trusts are designated as “Equity Trusts.” Sales of units from the following Guggenheim Funds unit trust strategies will not count toward this volume concession: Advisory Series: Guggenheim Investment Grade Corporate Trust 3-7 Year; Advisory Series: Investment Grade Corporate 3-7 Year Trust; Blue Chip Growth Portfolio, CDA; ARK Early Stage Disruptors Portfolio, CDA; Dow 50 Value Dividend Portfolio, CDA; Kensho Space Exploration & Innovation Portfolio, CDA and S&P Dividend Aristocrats Select 25 Strategy Portfolio, CDA. Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of eligible Guggenheim Funds unit investment trusts to financial intermediaries other than the sponsor in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

	Additional	Additional
	Concession	Concession for
Total Sales	for Equity	Fixed Income
(in millions)	Trust Units	Trust Units
$25 but less
than $100	0.035%	0.035%
$100 but less
than $150	0.050%	0.050%
$150 but less
than $250	0.075%	0.075%
$250 but less
than $1,000	0.100%	0.100%
$1,000 but less
than $5,000	0.125%	0.100%
$5,000 but less
than $7,500	0.150%	0.100%
$7,500 or more	0.175%	0.100%

Dealer firms or other selling agents deemed to be an underwriter for a Fixed Income Trust will not be eligible to receive the above sales concession on the underwritten units for that trust. However, Fixed Income Trust units sold in an underwriting to financial intermediaries other than the sponsor will be included in the total sales calculation when determining the appropriate sales concession level for the dealer firm or other selling agent. Please see the respective Fixed Income Trust’s prospectus for more information.

To the extent a dealer firm or other selling agent collects from the sponsor onboarding or

18 Understanding Your Investment

due diligence fees associated with the onboarding of a Guggenheim Funds unit investment trust, the sponsor may determine that such fees will reduce the amount of the additional sales concession paid to that firm or agent.

Eligible unit trusts include Fixed Income Trusts and Equity Trusts sold in the primary market to financial intermediaries other than the sponsor. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

Underwriters other than the sponsor will sell units of the trust to other broker-dealers and selling agents at the Public Offering Price per unit less a concession or agency commission not in excess of the underwriter concession allowed to the underwriters by the sponsor as described in “Underwriting Concessions” below.

Guggenheim Funds reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

In addition to the concessions described above, the sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to the trust to their customers.

Other Compensation and Benefits to Broker-Dealers. The sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of this trust and other Guggenheim products. This compensation is intended to result in additional sales of Guggenheim products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Guggenheim products by the intermediary or its agents, the placing of Guggenheim products on a preferred or recommended product list, access to an intermediary’s personnel, and other factors.

The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor’s products. The sponsor may make such payments to many intermediaries that sell Guggenheim products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

Payments of such additional compensation, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend a Guggenheim product, including

Understanding Your Investment 19

the trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional’s responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units in the amounts set forth in the “Trust Portfolio.”

Additional Units. After your trust is created, additional units of the trust may be issued by depositing in the trust bonds and/or cash (or a bank letter of credit in lieu of cash) with instructions to purchase bonds, contracts to purchase bonds or additional bonds.

Underwriting Concessions

The sponsor has entered into an Agreement Among Underwriters pursuant to which it shall serve as the principal underwriter for units of the trust. The Agreement Among Underwriters provides that a public offering of the units of the trust will be made at the Public Offering Price described in the prospectus. Units may also be sold to or through dealers and other selling agents during the initial offering period and in the secondary market at prices representing a concession as described in “Public Offering--Distribution of Units.”

In lieu of the concessions provided in “Public Offering--Distribution of Units,” the entities that have executed the Agreement Among Underwriters and acquired at least $3 million in units of the trust from the sponsor for a single transaction (the “Underwriters”) will receive from the sponsor the maximum dealer concession of the 2.85% of the Public Offering Price per unit. An Underwriter may sell units to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not to exceed up to 2.70% of the Public Offering Price per unit. Units purchased by such other broker-dealers and selling agents from an Underwriter other than the sponsor will not be eligible for quarterly volume concessions. Additionally, an Underwriter who underwrites 3,000 units or $3 million will also receive a volume concession of 0.10% on units underwritten.

In addition to any other benefits, the sponsor will share with Underwriters who underwrite at least 3,000 units or $3 million, on a pro rata basis, 50% of the net gain, if any, represented by the difference between the sponsor’s cost of the securities in connection with their acquisition (including the cost of insurance obtained by the sponsor prior to the Inception Date for individual securities, if any, and including the effects of portfolio hedging gains and losses and portfolio hedging transaction costs, if any) and the aggregate offering price thereof on the Inception Date (the “acquisition profit”) less a charge for acquiring the bonds in the portfolio, for the sponsor maintaining a secondary market for the units and any deduction for accrued interest. To the extent there is an acqusition loss versus profit, any loss is borne by the Underwriters. For purposes of determining the acquisition profit, the sponsor will utilize the prices of the bonds

20 Understanding Your Investment

derived from Capelogic, Inc. All units created by the sponsor on the Inception Date will be eligible for the purpose of determining the acquisition profit.

Underwriting
Number
Name and Address	of Units
Underwriters:
StoneX Financial Inc.
329 Park Avenue North, Suite 350
Winter Park, Florida 32789	9,600
Total:	9,600

Sponsor’s and Dealers’ Profits. As set forth under “Public Offering--Offering Price,” the sponsor and the dealers will receive gross commissions equal to the specified percentages of the Public Offering Price of the units of the trust.

Also, any difference between the sponsor’s cost to purchase the securities and the price at which it sells them to the trust is considered profit or loss. In offering units of the trust the sponsor and dealers will also realize profits or sustain losses in the amount of any difference between the price at which they acquire or buy units and the price at which they resell or redeem such units and to the extent they earn sales charges on purchases.

Investment Risks

All investments involve risk. This section describes the main risks that can impact the value of the bonds in your trust. You should understand these risks before you invest. You could lose some or all of your investment in the trust. Recently, securities markets have experienced significant volatility. If the value of the bonds in your trust falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

Price volatility of fixed-rate bonds. An investment in units of the trust should be made with an understanding of the risks entailed in investments in fixed-rate bonds, including the risk that the value of such bonds (and, therefore, of the units) will decline with increases in interest rates. Inflation and the overall economy are two of the major factors, among others, which contribute to fluctuations in interest rates and the values of fixed-rate bonds. Bonds are also subject to the risk that their values may decline if the issuer’s financial condition worsens or if perceptions of the issuer’s financial condition change.

Long-term bond risk. Because the trust holds long-term bonds, it is exposed to higher interest rate risk than a trust that holds short-term bonds. Interest rate risk is the risk that bond prices will decline because of rising interest rates. The prices of long-term bonds are more sensitive to interest rate changes than the prices of short-term bonds. As a result, the value of the trust will have greater price sensitivity than if the trust had held short-term bonds. The trust may be subject to greater risk of rising interest rates than would normally be the case due to the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives.

Failure of issuers or insurers to pay interest and/or principal. The primary risk associated with an investment in bonds is that the issuer or insurer of a bond may default on principal and/or interest payments when due on the bond. Such a default would have the effect of lessening the income generated by the trust and/or the value of the bonds and the trust’s units. The bond ratings assigned by nationally recognized statistical rating organizations are an indication of the issuer’s ability to make interest

Understanding Your Investment 21

and principal payments when due on its bonds. Subsequent to the Inception Date the rating assigned to a bond may decline. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any bond or responsible for a decline in the rating of any bond in the portfolio.

Interest rate risk. Interest rate risk is the risk that the value of securities held by your trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes. No one can predict whether interest rates will rise or fall in the future.

Income risk. The income from the trust’s portfolio may decline for a variety of reasons including, but not limited to, falling market interest rates, bonds that are sold from the trust’s portfolio and increased expenses.

Market risk. Market risk is the risk that the value of the bonds in the trust will fluctuate. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bonds’ issuer, perceptions of the issuer, ratings on a bond, or political or economic events affecting the issuer. Additionally, events such as war, armed conflict, terrorism, natural and environmental disasters, the spread of infectious illnesses or other public health emergencies, recessions, economic sanctions, bank failures and political turbulence may adversely affect the economy, various markets and issuers. For example, the ongoing adversarial political climate in the United States, as well as political and diplomatic events both domestic and abroad, have had and may continue to have an adverse impact on the U.S. regulatory landscape, international trade relations, policies, markets and investor behavior, which could have a negative impact on the trust’s investments and operations. The economies of the United States and its trading partners, as well as the financial markets generally, may be adversely impacted by trade disputes, including the imposition of tariffs, and other matters. Advancements in technology may also adversely impact markets and the overall performance of the trust. The complete economic impact of any such future event may be difficult or impossible to predict. Because the trust is not managed, the trustee will not sell bonds in response to or in anticipation of market fluctuations, as is common in managed investments.

Investment strategy risk. The trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the trust’s investment strategy is designed to achieve the trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

Redemption or sale prior to maturity. As of the Inception Date, a number of the bonds in the portfolio of the trust may be called prior to their stated maturity date pursuant to sinking fund or call provisions. A call provision is more likely to be exercised by an issuer when the offering price valuation of a bond is higher than its call price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the bonds may be sold or otherwise mature. In such cases, the proceeds from such events will be distributed to unitholders. Thus, no assurance can be given that the trust will retain for any length of time its present size and composition.

22 Understanding Your Investment

The trust may contain bonds that have “make whole” call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the trust and the early termination of the trust.

To the extent that a bond was deposited in the trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The returns of the units may be adversely affected by such sales or redemptions.

High-yield securities risk. Certain of the bonds held by the trust may be rated below investment-grade and are considered to be “junk” securities. High-yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates because an increase in rates generally decreases values. An economic slowdown, or a reduction in an issuer’s creditworthiness, may affect an issuer’s ability to make dividend payments.

High-yield or “junk” securities are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

The market for high-yield securities is smaller and less liquid than that for investment-grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment-grade securities and the purchase or sale of such securities may take longer to complete.

Split-ratings risk. Split-rated securities are those securities that, at the time of investment, are rated by only one rating agency. This means that a split-rated security may be considered by one rating agency to be primarily speculative with respect to an issuer’s ability to make principal and interest payments. These securities may be subject to greater market, credit and liquidity risks and may be subject to a greater risk of default than securities rated investment-grade by more than one rating agency. The prices of split-rated securities, in the view of one but not all rating agencies, may be more sensitive than securities without a split-rating to negative developments, such as a decline in the issuer’s revenues or a general economic downturn.

Original issue discount bonds. Certain bonds in the trust are original issue discount bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate.

Original issue discount bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. Under current law, the original issue discount, which is

Understanding Your Investment 23

the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis. The trust may also pay a premium when it buys a bond, even a bond issued with original issue discount. The trust may be required to amortize the premium over the term of the bond and reduce its basis for the bond even though it does not get any deduction for the amortization. Therefore, sometimes the trust may have a taxable gain when it sells a bond for an amount equal to or less than its original tax basis.

On sale or redemption, unitholders may receive ordinary income dividends from the trust if the trust sells or redeems bonds that were acquired at a market discount, or sells bonds at a short-term capital gain. In general, the Internal Revenue Service will treat bonds as market discount bonds when the cost of the bond, plus any original issue discount that has not yet accrued, is less than the amount due to be paid at the maturity of the bond. Any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income.

The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond’s par value. See “Tax Status” herein.

“When issued” and “delayed delivery” bonds. Certain bonds in the trust may have been purchased by the sponsor on a “when issued” basis. Bonds purchased on a “when issued” basis have not yet been issued by the issuer on the Inception Date (although such issuer had committed to issue such bonds). In the case of these and/or certain other bonds, the delivery of the bonds may be delayed (“delayed delivery”) or may not occur. The effect of the trust containing “delayed delivery” or “when issued” bonds is that unitholders who purchased their units prior to the date such bonds are actually delivered to the trustee may have to make a downward adjustment in the tax basis of their units. Such downward adjustment may be necessary to account for interest accruing on such “when issued” or “delayed delivery” bonds during the time between their purchase of units and delivery of such bonds to the trust.

Market discount. The portfolio of the trust may consist of some bonds whose current market values were below principal value on the Inception Date. A primary reason for the market value of such bonds being less than principal value at maturity is that the interest rate of such bonds is at lower rates than the current market interest rate for comparably rated bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. Because the trust is not actively managed, the trustee will not sell bonds in response to or in anticipation of market discounts or fluctuations.

Failure of a contract to purchase bonds and substitution of bonds. In the event of a failure to deliver any bond that has been purchased for the trust under a contract (“failed bonds”), the sponsor is authorized to purchase other bonds (“replacement bonds”). The trustee shall pay for replacement bonds out of funds held in connection with the failed bonds and will accept delivery of such bonds to make up the original principal of the trust. The replacement bonds must be purchased within 20 days after delivery of the notice of the failed contract, and the purchase price (exclusive of

24 Understanding Your Investment

accrued interest) may not exceed the principal attributable to the failed bonds. Whenever a replacement bond has been acquired for the trust, the trustee shall, within five days thereafter, notify all unitholders of the trust of the acquisition of the replacement bond and shall, on the next distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the failed bond exceeded the cost of the replacement bond. In addition, a replacement bond must (at the time of purchase):

•	be a municipal debt obligation;
•	have a fixed maturity or disposition date comparable to that of the failed bond it replaces;
•	be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the failed bond which it replaces; and
•	be of comparable credit quality to the failed bond.

If the right of limited substitution described above shall not be used to acquire replacement bonds in the event of a failed contract, the sponsor will refund the sales charge attributable to such failed bonds to all unitholders of the trust, and distribute the principal attributable to such failed bonds on the next monthly distribution date which is more than 30 days thereafter. In the event a replacement bond is not acquired by the trust, the return of the trust might be lowered.

Risk inherent in an investment in different types of bonds.

Concentration risk. The trust may contain or be concentrated in one or more of the classifications of bonds referred to below. A trust is considered to be “concentrated” in a particular category when the bonds in that category constitute 25% or more of the aggregate value of the portfolio. This makes the trust subject to more market risk.

General obligation bonds. Certain of the bonds in the portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer’s pledge of its full faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws. An entity’s credit will depend on many factors: tax base, reliance on federal or state aid, and factors which are beyond the entity’s control.

Appropriations bonds. Certain bonds in the trust may be bonds that are, in whole or in part, subject to and dependent upon either the governmental entity making appropriations from time to time or the continued existence of special temporary taxes which require legislative action for their reimposition. The availability of any appropriation is subject to the willingness or ability of the governmental entity to continue to make such special appropriations or to reimpose such special taxes. The obligation to make lease payments exists only to the extent of the monies available to the governmental entity therefor, and no liability is incurred by the governmental entity beyond the monies so appropriated. Once an annual appropriation is made, the governmental entity’s obligation to make lease rental payments is absolute and unconditional regardless of any circumstances or occurrences which might arise. In the event of nonappropriation, certificateholders’ or bondowners’ sole remedy

Understanding Your Investment 25

(absent credit enhancement) generally is limited to repossession of the collateral for resale or releasing. In the event of non-appropriation, the sponsor may instruct the trustee to sell such bonds.

Industrial development revenue bonds (“IDRs”). IDRs, including pollution control revenue bonds, are tax-exempt bonds issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

Hospital and health care facility bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

Housing bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and noneconomic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multifamily housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a unitholder purchased units, any prepayment at par would result in a loss of capital to the unitholder and reduce the amount of income that would otherwise have been paid to unitholders.

Power bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These

26 Understanding Your Investment

factors include the rates they may charge their customers, the demand for a utility’s services and the cost of providing those services. Utilities may also be subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility’s results of operations. The sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to bonds.

Water and sewer revenue bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, the possible inability to obtain rate increases, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of “no growth” zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

Education, university and college bonds. The ability of educational institutions, including universities and colleges, to meet their obligations is dependent upon various factors. Some of these factors include the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution’s ability to make payment on its own.

Lease rental bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase of equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

Capital improvement facility bonds. The portfolio of the trust may contain bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk

Understanding Your Investment 27

of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

Solid waste disposal bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation of the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires most waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

Moral obligation bonds. The trust may also include “moral obligation” bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation of debt of the state. The agencies or authorities generally have no taxing power.

Refunded bonds. Refunded bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent party until maturity or a predetermined redemption date. These obligations are generally non-callable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

Airport, port and highway revenue bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

Special tax bonds. Special tax bonds are payable for and secured by the revenues derived by a municipality from a particular tax. Examples of special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

Tax allocation bonds. Tax allocation bonds are typically secured by incremental tax

28 Understanding Your Investment

revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Bond payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: variations in taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

Transit authority bonds. Mass transit is generally not self-supporting from fare revenues. Additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

Convention facility bonds. The portfolio of the trust may contain bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation bonds issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

Correctional facility bonds. The portfolio of the trust may contain bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation bonds issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

Liquidity. The principal trading market for the bonds will generally be in the over-the-counter market. As a result, the existence of a liquid trading market for the bonds may depend on whether dealers will make a market in the bonds. There can be no assurance that a market will be made for any of the bonds, that any market for the bonds will be maintained or of the liquidity of the bonds in any markets made. The price at which the bonds may be sold to meet redemptions and the value of the trust will be adversely affected if trading markets for the bonds are limited or absent.

Litigation and legislation. To the best knowledge of the sponsor, there is no litigation pending as of the Inception Date in respect of any bonds which might reasonably be expected to have a material adverse effect upon the trust. Nevertheless, lawsuits involving the bonds included in the trust or their issuers may exist. At any time after the Inception Date, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to bonds in the trust. The outcome of litigation of this nature can never be entirely predicted. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the bonds.

Cybersecurity risk. The trust may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary

Understanding Your Investment 29

information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the trust through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of the trust’s third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches. The sponsor of the trust and third-party service providers have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the trust does not directly control the cybersecurity systems of issuers or third-party service providers.

Operational and service provider risk. The trust is subject to risks arising from various operational factors and its service providers. Operational factors include, but not limited to, human error, processing and communication errors, errors of the trust’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, the trust may be subject to the risk that a service provider may not be willing or able to perform their duties as required or contemplated by their agreements with the trust. Although the trust seeks to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

Significant unitholders risk. There may be unitholders of the trust who hold a significant portion of the trust and, as result, a redemption by such significant holder may have a material impact on the size, expenses and viability of the trust.

The Secondary Market

Although it is not obligated to do so, the sponsor intends to maintain a market for the units of the trust and continuously to offer to purchase units of the trust during the initial offering period at prices based upon the aggregate offering price of the securities in the trust, and thereafter at prices based on the aggregate bid price of the related securities. After the initial offering period, the sponsor’s repurchase price shall be not less than the redemption price plus accrued interest through the expected date of settlement. See “How to Sell Your Units--Redemption--Computation of Redemption Price per Unit.” Any units repurchased by the sponsor may be reoffered to the public by the sponsor at the Public Offering Price at such time, plus accrued interest.

If the supply of units of any series exceeds demand, or for some other business reason, the sponsor may discontinue purchases of units of such series at prices based on the aggregate bid price of the securities. The sponsor does not in any way guarantee the enforceability, marketability, or price of any security in the portfolio or of the units of the trust. In the event that a market is not maintained or for some other business reason, the sponsor may discontinue purchases of units of such series at prices based on the aggregate bid price of the underlying securities. In the event that a market is not maintained for the units of the trust, a unitholder may be able to dispose units by

30 Understanding Your Investment

tendering such units to the trustee for redemption at the redemption price, which is based upon the aggregate bid price of the underlying securities. The aggregate bid price of the securities in the trust may be expected to be less than the aggregate offering price. A unitholder should inquire of the sponsor as to current market prices prior to making a tender for redemption to the trustee. See “How to Sell Your Units--Redemption” and “General Information--Guggenheim Funds.”

Estimated Current Return and Estimated
Long-Term Return to Unitholders

The rate of return on each unit is measured in terms of both Estimated Current Return and Estimated Long-Term Return. The Estimated Current Return per unit and Estimated Long-Term Return per unit, each as of the Inception Date, is set forth under “Summary of Essential Financial Information.” Information regarding the estimated distributions of principal and interest to unitholders of the trust is available from the sponsor on request.

Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per unit by the Public Offering Price. Estimated Net Annual Interest Income per unit will vary with changes in fees and expenses of the trustee and the evaluator and with principal prepayment, redemption, maturity, exchange or sale of bonds. The Estimated Net Annual Interest Income per unit also assumes that such sales of securities will be made on a pro rata basis. Non-pro rata sales may impact the net annual interest income a unitholder receives. The Public Offering Price per unit will vary with changes in the offering price of the bonds. Estimated Current Return takes into account only the interest payable on the bonds and does not involve a computation of yield to maturity or to an earlier redemption date nor does it reflect any amortization of premium or discount from principal value on the bond’s purchase price. Moreover, because interest rates on bonds purchased at a premium are generally higher than current interest rates on newly issued bonds of a similar type with comparable ratings, the Estimated Current Return per unit may be affected adversely if such bonds are redeemed prior to their maturity. There is no assurance that the Estimated Current Return as set forth under “Summary of Essential Financial Information” will be realized in the future.

Estimated Long-Term Return is calculated using a formula that (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (taking into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the bonds in the trust; and (ii) takes into account the expenses and sales charge associated with each unit of the trust. The Estimated Long-Term Return assumes that each bond is retired on its pricing life date (i.e., that date which produces the lowest dollar price when yield price calculations are done for each optional call date and the maturity date of a callable bond). If the bond is retired on any optional call or maturity date other than the pricing life date, the yield to the holder of that bond may be different than the initial quoted yield. Estimated Long-Term Return is an estimate and may assume call or retirement activity that is different from actual circumstances. In such cases, the Estimated Long-Term Return set forth under “Summary of Essential Information” may underestimate or overestimate actual return.

Since the market values and estimated retirements of the bonds, the expenses of the trust and the Net Annual Interest Income and Public Offering Price per unit may change, there is no assurance that the Estimated Long-Term Return as set forth under “Summary of Essential

Understanding Your Investment 31

Financial Information” will be realized in the future. Contact the sponsor, as indicated on the back page of the Prospectus, for information regarding the estimated principal and interest distribution schedule of the trust.

Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status. The trust intends to qualify as a “regulated investment company” under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.

Distributions. After the end of each year, you will receive a tax statement that separates the trust’s distributions into three categories, exempt-interest dividends, ordinary income distributions and capital gain dividends. Some dividends may qualify as “exempt-interest dividends,” which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed, or if you are a corporation, they may affect the corporate alternative minimum tax for certain corporations). Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay deferred sales fees, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from the trust may also be subject to a 3.8% “Medicare tax”. This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. Interest that is excluded from gross income and exempt-interest dividends from the trust are generally not included in your net investment income for purposes of this tax.

32 Understanding Your Investment

Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies.

Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units. Further, if you hold your shares for six months or less, any loss incurred by you related to the disposition of such a share will be disallowed to the extent of the exempt-interest dividends you received, except as otherwise described in the next section.

An election may be available to you to defer recognition of capital gain if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Capital Gains and Losses. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. If you hold a share for six months or less, any loss incurred by you related to the disposition of such share will be disallowed to the extent of the exempt-interest dividends you received, except in the case of a regular dividend paid by the trust if the trust declares exempt-interest dividends on a daily basis in an amount equal to at least 90% of its net tax-exempt interest and distributes such dividends on a monthly or more frequent basis. To the extent, if any, it is not disallowed, it will be recharacterized as long-term capital loss to the extent of any capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or up to 30 business days before your trust terminates. By electing to receive an in-kind distribution, you will receive trust securities plus, possibly, cash. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

Exchanges. If you elect to have your proceeds from your trust rolled over into a future

Understanding Your Investment 33

trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. You may not be able to deduct some or all of these expenses. Further, because the trust pays exempt-interest dividends, which are treated as exempt interest for federal income tax purposes, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your shares.

Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust properly reports as capital gain dividends) and, other than exempt-interest dividends, will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the trust that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. Distributions from the trust that are properly reported by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the trust makes certain elections and certain other conditions are met. For tax years after December 31, 2022, amounts paid to or recognized by a non-U.S. affiliate that are excluded from tax under the portfolio interest, capital gain dividends, short-term capital gains or tax-exempt interest dividend exceptions or applicable treaties, may be taken into consideration in determining whether a corporation is an “applicable corporation” subject to a 15% minimum tax on adjusted financial statement income. In addition, distributions to, and gross proceeds from dispositions of units by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners, may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

Rights of Unitholders

Ownership of Units. Ownership of units of the trust will not be evidenced by certificates. All evidence of ownership of units will be recorded in book-entry form at Depository Trust Company (“DTC”) through an investor’s broker’s account. Units held through DTC will be registered in the nominee name Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book-entry form through DTC. Ownership and transfer of book-entry units will be evidenced and accomplished by book-entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants.

Beneficial owners of book-entry units will receive written confirmation of their purchases

34 Understanding Your Investment

and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request to the trustee. Record holders must sign such written request exactly as their names appear on the records of the trustee.

Fractions of units, if any, will be computed to three decimal places.

Distribution of Interest and Principal. Unitholders will receive interest distributions on a monthly basis. Principal, including capital gains, and interest will be distributed on the distribution date; provided, however, that, other than for purposes of redemption, no distribution need be made from the Principal Account if the balance therein is less than $1.00 per unit then outstanding. If such condition exists, the trustee shall, on the next succeeding distribution date, distribute the unitholder’s pro rata share of the balance of the Principal Account. Interest received by the trust will be distributed on each applicable distribution date to unitholders of record of the trust as of the preceding applicable Record Date who are entitled to such distributions at that time. All distributions will be net of applicable expenses and funds required for the redemption of units. See “Essential Information,” “Rights of Unitholders--Expenses and Fees” and “How to Sell Your Units--Selling Units.”

The trustee will credit to the Interest Account for the trust all interest received by the trust, including that part of the proceeds of any disposition of bonds which represents accrued interest. Other receipts of the trust will be credited to the Principal Account for the trust. The pro rata share of the Interest Account of the trust and the pro rata share of cash in the Principal Account (other than amounts representing failed contracts as previously discussed) represented by each unit thereof will be computed by the trustee each applicable Record Date. See “Essential Information.” The trustee is not required to pay interest on funds held in the Principal or Interest Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). Proceeds received from the disposition of any of the bonds subsequent to a monthly Record Date and prior to the next succeeding monthly distribution date will be held in the Principal Account for the trust and will not be distributed until the second succeeding monthly distribution date. Because interest on the bonds is not received by the trust at a constant rate throughout the year, any particular interest distribution may be more or less than the amount credited to the Interest Account of the trust as of the applicable Record Date. See “Essential Information.” Persons who purchase units between a Record Date and a distribution date will receive their first distribution on the second distribution date following their purchase of units.

The difference between the estimated net interest accrued to the first Record Date and to the related distribution date is an asset of the respective unitholder and will be realized in subsequent distributions or upon the earlier of the sale of such units or the maturity, redemption or sale of bonds in the trust.

Record dates for interest and principal distributions will be the 15th day of the month. All unitholders, however, who purchase units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Details of estimated interest distributions, on a per unit basis, appear in the “Summary of Essential Financial Information.” The amount of the regular distributions will generally change when bonds are redeemed, mature or are sold, or when fees and expenses increase or decrease, or if issuers or insurers are unwilling or unable to pay distributions when due.

Understanding Your Investment 35

As of the last business day of each month, the trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the trust. See “Rights of Unitholders--Expenses and Fees.” The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the trust. Amounts so withdrawn shall not be considered a part of the trust’s assets until such time as the trustee shall return all or any part of such amounts to the appropriate account. In addition, the trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of units by the trustee. See “How to Sell Your Units--Redemption.” Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to the unitholders and are available for use by the trustee pursuant to normal banking procedures.

Because interest on bonds in the trust is payable at varying intervals, usually in semiannual installments, the interest accruing to the trust will not be equal to the amount of money received and available for distribution from the Interest Account to unitholders. Therefore, on each applicable distribution date, the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the interest distribution made. In order to eliminate fluctuations in interest distributions resulting from such variances during the first year of the trust, the trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. In addition, the trustee has agreed to advance sufficient funds to the trust in order to reduce the amount of time before distributions of interest to unitholders commence. The trustee will be reimbursed, without interest, for any such advances from funds available from the Interest Account of the trust. The trustee’s fee takes into account the costs attributable to the outlay of capital needed to make such advances.

In order to acquire certain of the bonds subject to contract, it may be necessary to pay on the settlement dates for delivery of such bonds amounts covering accrued interest on such bonds which exceed the amounts paid by unitholders. The trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor (without interest) when funds become available from interest payments on the particular bonds with respect to which such payments may have been made.

In addition, because of the varying interest payment dates of the bonds comprising the trust portfolio, accrued interest at any point in time, subsequent to the recovery of any advancements of interest made by the trustee, will be greater than the amount of interest actually received by the trust and distributed to unitholders.

Therefore, there will usually remain an item of accrued interest that is added to the value of the units. If a unitholder sells all or a portion of his units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his units. Similarly, if a unitholder redeems all or a portion of his units, the redemption price per unit which he is entitled to receive from the trustee will also include accrued interest on the bonds. Thus, the accrued interest attributable to a unit will not be entirely recovered until the unitholder either redeems or sells such unit or until the trust is terminated.

Expenses and Fees. Investors will bear all or a portion of the costs incurred in organizing the trust – including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with

36 Understanding Your Investment

the Securities and Exchange Commission and the states, the initial audit of the trust’s portfolio, legal expenses, payment of closing fees and any other out-of-pocket expenses. During the initial public offering period only, a pro rata portion of such organization costs will be charged upon the investor’s purchase of units.

The trustee’s, sponsor’s supervisory, bookkeeping and administrative and sponsor’s evaluation fees are set forth under “Fees and Expenses.” The trustee’s fee and the sponsor’s evaluation fee, which is earned for portfolio evaluation services, are based on the principal amount of bonds on a monthly basis. Because such fees are based on the principal amount of the bonds in the trust, rather than the trust’s net asset value, the fees will represent a greater percentage of the trust’s net asset value if the bonds in the trust, on average, are valued below par. The sponsor’s supervisory fee, which is earned for portfolio supervisory services, and the bookkeeping and administrative fees are based on the largest number of units in the trust at any time during such period. Because these fees are based on the largest number of units during a particular period, these fees will represent a greater percentage of the trust’s net asset value as the number of units decreased during that period. The sponsor’s supervisory fee, bookkeeping and administrative and sponsor’s evaluation fee, which are not to exceed the maximum amount set forth under “Fees and Expenses” for the trust, may exceed the actual costs of providing portfolio supervisory, bookkeeping and administrative or evaluation services for the trust, but at no time will the total amount the sponsor receives for portfolio supervisory services, bookkeeping and administrative or evaluation services rendered to all series of Guggenheim Defined Portfolios in any calendar year exceed the aggregate cost to them of supplying such services in such year. The trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of the trust.

The trustee will receive for its ordinary recurring services to the trust an annual fee in the amount set forth under “Fees and Expenses” for the trust. There is no minimum fee and, except as hereinafter set forth, no maximum fee. For a discussion of certain benefits derived by the trustee from the trust’s funds, see “Rights of Unitholders--Distribution of Interest and Principal.” For a discussion of the services performed by the trustee pursuant to its obligations under the Trust Agreement, reference is made to the material set forth under “Rights of Unitholders.”

The trustee’s fee, bookkeeping and administrative fees and the sponsor’s fees are payable monthly, each from the Interest Account to the extent funds are available and then from the Principal Account. These fees may be increased without approval of the unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor’s Consumer Price Index entitled “All Services Less Rent.” If the balances in the Principal and Interest Accounts are insufficient to provide for amounts payable by the trust, or amounts payable to the trustee which are secured by its prior lien on the trust, the trustee is permitted to sell bonds to pay such amounts.

Other Charges. The following additional charges are or may be incurred by the trust: all expenses (including audit and counsel fees) of the trustee incurred in connection with its activities under the Trust Agreement, including annual audit expenses by independent public accountants selected by the sponsor, the expenses and costs of any action undertaken by the trustee to protect the trust and the rights and interests of the unitholders; fees of the trustee for any extraordinary services performed under the Trust Agreement; indemnification of the trustee

Understanding Your Investment 37

for any loss or liability accruing to it without willful misconduct, bad faith, or gross negligence on its part, arising out of or in connection with its acceptance or administration of the trust; and all taxes and other governmental charges imposed upon the bonds or any part of the trust (no such taxes or charges are being levied or made or, to the knowledge of the sponsor, contemplated). To the extent lawful, the trust shall bear the expenses associated with updating the trust’s registration statement and maintaining registration or qualification of the units and/or the trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. All direct distribution expenses of the trusts (including the costs of maintaining the secondary market for the trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature will be paid at no cost to the trust. Any payments received by the sponsor reimbursing it for payments made to update the trust’s registration statement will not exceed the costs incurred by the sponsor. The above expenses, including the trustee’s fee, when paid by or owing to the trustee, are secured by a lien on the trust. The trustee is empowered to sell bonds in order to make funds available to pay all expenses. Thus, no assurance can be given that the trust will retain for any length of time its present size and composition.

Reports and Records. The trustee shall furnish unitholders of the trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit. Within a reasonable time after the end of each calendar year, the trustee will furnish to each person who at any time during the calendar year was a unitholder of record, a statement providing the following information: (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of bonds and any earned original issue discount), deductions for payment of applicable taxes and for fees and expenses of the trust, redemptions of units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of the trust, purchase of replacement bonds, redemptions of units, the amount of any “when issued” interest treated as a return of capital and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; (iii) a list of the bonds held and the number of units outstanding on the last business day of such calendar year; (iv) the redemption price per unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each unit outstanding. Annual reports for 2022 and future years will not be distributed by the trustee in paper form. The annual reports are posted to the sponsor’s website (www.guggenheiminvestments.com) in the UIT Literature link and retrievable by CUSIP. You may also request one be sent to you by calling the sponsor at 800-621-9944.

The trustee shall keep available for inspection by unitholders at all reasonable times during usual business hours, books of record and account of its transactions as trustee

38 Understanding Your Investment

including a current list of bonds in the trust and a copy of the Trust Agreement.

How to Sell Your Units

You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.guggenheiminvestments.com or through your financial professional. We often refer to the sale price of units as the “liquidation price.” The sales price that the sponsor may pay for your units will be at least the net asset value of the securities minus any applicable sales charges. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

Selling Units. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

Redemption. Tender of Units. Units may be tendered to The Bank of New York Mellon, the trustee, for redemption at its Unit Investment Trust Division offices at 240 Greenwich Street, 22W Floor, New York, NY 10286, on any day the New York Stock Exchange is open. At the present time there are no specific taxes related to the redemption of the units. No redemption fee will be charged by the sponsor or the trustee. Units redeemed by the trustee will be canceled.

The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors’ Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

Within two business days following such tender, the unitholder will be entitled to receive in cash an amount for each unit tendered equal to the redemption price per unit computed as of the Evaluation Time set forth under “Essential Information” as of the next subsequent Evaluation Time. See “How to Sell Your Units--Redemption--Computation of Redemption Price per Unit.” The “date of tender” is deemed to be the date on which units are properly received by the trustee, except that with regard to units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such units will be deemed to have been tendered to the trustee on

Understanding Your Investment 39

such day for redemption at the redemption price computed on that day.

Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The trustee is empowered to sell securities in order to make funds available for redemption. Such sales, if required, could result in a sale of bonds by the trustee at a loss. To the extent bonds are sold, the size and diversity of the trust may be reduced.

The trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the redemption price per unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or during which trading on that Exchange is restricted (as determined by the Securities and Exchange Commission by rule or regulation) or during which an emergency exists as a result of which disposal or evaluation of the underlying bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

At the sponsor’s discretion, certain redemptions may be made by an in-kind distribution of the securities underlying the units in lieu of cash. You can generally request an in-kind distribution of the bonds underlying your units if you own units worth at least $1,000,000 or you originally paid at least that amount for your units, and you have held your units through the end of the initial offering period. This option is generally available only for bonds traded and held in the United States and is not available within 30 business days of the trust’s termination. In-kind distribution requests that occur during the primary offering period will only be granted if approved by the sponsor. We may modify or discontinue this option at any time without notice.

Computation of Redemption Price per Unit. The redemption price per unit is determined by the trustee on the basis of the bid prices of the bonds in the trust, while the Public Offering Price of units during the initial offering period is determined on the basis of the offering prices of the bonds, both as of the Evaluation Time on the day any such determination is made. The bid prices of the securities may be expected to be less than the offering prices. This redemption price per unit is each unit’s pro rata share, determined by the trustee, of: (i) the aggregate value of the bonds in the trust (determined by the evaluator, generally based upon prices provided by a pricing service as set forth below); (ii) cash on hand in the trust (other than cash covering contracts to purchase bonds); and (iii) accrued and unpaid interest on the bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of the trust, (b) the accrued expenses of a trust, (c) cash held for distribution to unitholders of record as of a date prior to the evaluation and (d) unpaid organization costs. The evaluator, generally based upon prices provided by a pricing service, may determine the value of the bonds in the trust (i) on the basis of current bid prices for the bonds; (ii) if bid prices are not available for any bonds, on the basis of current bid prices for comparable bonds; (iii) by appraisal; or (iv) by any combination of the above.

Until six months after the Inception Date or the end of the initial offering period, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

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The difference between the bid and offer prices of bonds with characteristics consistent with the objectives of the trust are expected to be 1.30% to 1.40% of the principal value of the bonds. This value can fluctuate depending on liquidity and the balance of supply and demand for the individual issues. Immediately prior to the deposit of the trust, the aggregate bid side evaluation was lower than the aggregate offering side evaluation. For this reason, among others, the price at which units may be redeemed could be less than the price paid by the unitholder.

Purchase by the Sponsor of Units Tendered for Redemption. The Trust Agreement requires that the trustee notify the sponsor of any tender of units for redemption. So long as the sponsor maintains a bid in the secondary market, the sponsor, prior to the close of business on the second succeeding business day, may purchase any units tendered to the trustee for redemption at the price so bid by making payment therefor to the unitholder in an amount not less than the redemption price on the date of tender not later than the day on which the units would otherwise have been redeemed by the trustee (see “Public Offering--Offering Price”). Units held by the sponsor may be tendered to the trustee for redemption as any other units. In addition, the sponsor may tender units for redemption that were initially allocated to the sponsor on the Inception Date if the sponsor was unable to sell such units. Such redemption may impact the size, composition, returns, expenses and longevity of the trust.

The offering price of any units resold by the sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see “Public Offering--Offering Price”). Any profit resulting from the resale of such units will belong to the sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such units (see “Public Offering--Other Compensation and Benefits to Broker-Dealers”).

General Information

Guggenheim Funds. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. We operate as a subsidiary of Guggenheim Partners, LLC.

During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at 227 W. Monroe Street, Chicago, Illinois 60606 or by using the contacts listed on the back cover of this prospectus. Guggenheim Funds personnel may from time to time maintain a position in certain securities held by your trust.

Guggenheim Funds and your trust have adopted a code of ethics requiring Guggenheim Funds’ employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

If at any time the sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting

Understanding Your Investment 41

or shall be adjudged to be bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (i) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission; (ii) terminate the Trust Agreement and liquidate any trust as provided therein; or (iii) continue to act as trustee without terminating the Trust Agreement.

The foregoing information with regard to the sponsor relates to the sponsor only and not to the trust. Such information is included in this prospectus only for the purpose of informing investors as to the financial responsibility of the sponsor and its ability to carry out its contractual obligations with respect to the trust. More comprehensive financial information can be obtained upon request from the sponsor.

Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith or for errors in judgment; nor will they be responsible in any way for depreciation or loss incurred by reason of the sale of any bonds, except in cases of their willful misconduct, bad faith, gross negligence or reckless disregard for their obligations and duties.

Responsibility. The trustee shall sell, for the purpose of redeeming units tendered by any unitholder and for the payment of expenses for which funds are not available, such of the bonds in a list furnished by the sponsor as the trustee in its sole discretion may deem necessary. The sponsor may also instruct the trustee to sell bonds in order to maintain the qualification of the trust as a regulated investment company or to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the trust.

It is the responsibility of the sponsor to instruct the trustee to reject any offer made by an issuer of any of the bonds to issue new obligations in exchange and substitution for any bonds pursuant to a refunding or refinancing plan, except that the sponsor may instruct the trustee to accept such an offer or to take any other action with respect thereto as the sponsor may deem proper if the issuer is in default with respect to such bonds or in the judgment of the sponsor the issuer will probably default in respect to such bonds in the foreseeable future.

Any obligations so received in exchange or substitution will be held by the trustee subject to the terms and conditions of the Trust Agreement to the same extent as bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying bonds, the trustee is required to give notice thereof to each unitholder, identifying the obligations eliminated and the bonds substituted therefor. Except as stated in the Trust Agreement or in this and the preceding paragraph and in the discussion under “Investment Risks--Failure of a Contract to Purchase Bonds and Substitution of Bonds” regarding the substitution of replacement bonds for failed bonds, the acquisition by a trust of any bonds other than the bonds initially deposited is prohibited.

The sponsor may direct the trustee to dispose of bonds in certain limited circumstances, including upon default in the payment of principal or interest, institution of certain legal proceedings or the existence of certain other impediments to the payment of bonds, default under other documents which may adversely affect debt service, default in the payment of principal or interest on other obligations of the

42 Understanding Your Investment

same issuer, decline in projected income pledged for debt service on revenue bonds, or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the sponsor the retention of such bonds in a trust would be detrimental to the interest of the unitholders. The proceeds from any such sales will be credited to the Principal Account for distribution to the unitholders.

Resignation. If the sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the trustee in such event, the trustee may appoint a successor sponsor, terminate the Trust Agreement and liquidate the trusts or continue to act as Trustee.

The Trustee. The Bank of New York Mellon is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 240 Greenwich Street, 22W Floor, New York, NY 10286. The sponsor may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor and investors.

In accordance with the Trust Agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of the trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office or available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the bonds held in the trust. Pursuant to the Trust Agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of bonds comprising the trust.

Limitations on Liability. The trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any monies, bonds or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except, generally, in cases of its willful misconduct, lack of good faith or gross negligence. In addition, the trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the trust which the trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. See “Trust Portfolio.”

Responsibility. For information relating to the responsibilities of the trustee under the Trust Agreement, reference is made to the material set forth under “Rights of Unitholders” and “General Information--Guggenheim Funds--Resignation.”

Resignation. Under the Trust Agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the Trust Agreement by executing an instrument in writing and filing the same with the sponsor.

The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after

Understanding Your Investment 43

notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Evaluator. The sponsor will serve as the evaluator of the bonds in the trust, and as such will appraise the bonds or cause the bonds to be appraised. To appraise the bonds, the evaluator generally utilizes prices received from Capelogic, Inc.

Limitations on Liability. The trustee and the sponsor may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. Determinations by the evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the evaluator shall be under no liability to the trustee, the sponsor or unitholders for errors in judgment. However, this provision shall not protect the evaluator in cases of its willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility. The Trust Agreement requires the evaluator to evaluate the bonds on the basis of their bid prices on each business day after the initial offering period, when any unit is tendered for redemption and on any other day such evaluation is desired by the trustee or is requested by the sponsor. For information relating to the responsibility of the evaluator to evaluate the bonds on the basis of their offering prices, see “Public Offering--Offering Price.”

Resignation. The evaluator may resign or may be removed by the sponsor and the trustee, and the sponsor and the trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

Amendment and Termination
of the Trust Agreement

The sponsor and the trustee have the power to amend the Trust Agreement without the consent of any of the unitholders when such an amendment is (i) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein; (ii) to change any provision required to be changed by the Securities and Exchange Commission; (iii) to maintain the qualification of the trust as a regulated investment company; or (iv) to make such other provisions as shall not adversely affect the interest of the unitholders. The sponsor and the trustee may amend the Trust Agreement with the consent of unitholders representing 66 2/3% of the units then outstanding, provided that no such amendment will reduce the interest in the trust of any unitholder without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment without the consent of all the unitholders. In no event shall the Trust Agreement be amended to permit the

44 Understanding Your Investment

deposit or acquisition of bonds either in addition to or in substitution for any of the bonds initially deposited in a trust, except in accordance with the provisions of each Trust Agreement. In the event of any amendment, the trustee is obligated to notify promptly all unitholders of the substance of such amendment. The Trust Agreement specifies other limitations on amending the Trust Agreement.

A trust shall terminate upon the maturity, redemption, sale or other disposition, as the case may be, of the last of the bonds. The sponsor may direct the trustee to terminate the trust if the par value of the trust falls below $200 per unit. The trustee shall notify the sponsor when the par value of the bonds in a trust is less than $2,000,000. A trust may also be terminated (i) by the consent of 66 2/3% of the units; or (ii) by the trustee in certain circumstances. In addition, the sponsor may direct the trustee to terminate the trust if the sponsor is unable to sell more than 60% of the units initially authorized and the net worth of the trust is reduced to less than 40% of the aggregate value of the bonds in the trust. In no event, however, may a trust continue beyond the Mandatory Termination Date set forth herein. In the event of termination, written notice thereof will be sent by the trustee to all unitholders. Within a reasonable period after termination, the trustee will sell any remaining bonds, and, after paying all expenses and charges incurred by the trust, will distribute to each unitholder, upon surrender of his units, his pro rata share of the balances remaining in the Interest and Principal Accounts of the trust.

Experts

Legal Matters. Chapman and Cutler LLP, 320 South Canal Street, Chicago, Illinois 60606, acts as counsel for the trust and has passed upon the legality of the units.

Independent Registered Public Accounting Firm. The statement of financial condition, including the Trust Portfolio, appearing herein, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

Description of Bond Ratings

Standard & Poor’s Rating. A Standard & Poor’s issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor’s view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor’s from other sources it considers reliable. Standard & Poor’s does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

Understanding Your Investment 45

Issue credit ratings are based, in varying degrees, on the following considerations:

•	Likelihood of payment—capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;
•	Nature of and provisions of the obligation; and
•	Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

AAA — An obligation rated “AAA” has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA — An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A — An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB — An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated “BB”, “B”, “CCC”, “CC”, and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB — An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B — An obligation rated “B” is more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

CCC — An obligation rated “CCC” is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In

46 Understanding Your Investment

the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC — An obligation rated “CC” is currently highly vulnerable to nonpayment. The “CC” rating is used when a default has not yet occurred, but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

C — An obligation rated “C” is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.

D — An obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to “D” if it is subject to a distressed exchange offer.

Plus (+) or minus (-): The ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

NR — This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

Understanding Your Investment 47

Report of Independent Registered Public Accounting Firm

Sponsor and Unitholders
Guggenheim Defined Portfolios, Series 2524

Opinion on the financial statements

We have audited the accompanying statement of financial condition, including the trust portfolio on pages 12, 13, 14 and 15 of Guggenheim Defined Portfolios, Series 2524 (the “Trust”) as of April 9, 2026, the initial date of deposit, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of April 9, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of Guggenheim Funds Distributors, LLC, the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of April 9, 2026 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ Grant Thornton LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Guggenheim Funds Distributors, LLC and its predecessor since 2002.

Chicago, Illinois
April 9, 2026

48 Understanding Your Investment

Guggenheim Defined Portfolios, Series 2524

Statement of Financial Condition
as of the Inception Date, April 9, 2026

Investment in bonds
Contracts to purchase underlying securities backed by
letter of credit (1)(2)	$ 9,738,390
Cash (3)	55,488
Accrued interest receivable (4)	70,704
Total	$ 9,864,582
Liabilities and interest of unitholders
Liabilities:
Amount due to Trustee (4)	$ 70,704
Organization costs and transactional sales fee	55,488
Total	126,192
Interest of unitholders:
Cost to unitholders (5)	10,147,104
Less: transactional sales fee (6)	353,226
Less: organization costs (7)	55,488
Net interest of unitholders	9,738,390
Total	$ 9,864,582
Number of units	9,600
Net Asset Value per Unit	$ 1,014.42

________________

(1)	Aggregate cost to the trust of the bonds listed under “Trust Portfolio” are based on offering side valuations determined by the evaluator, based upon prices provided by Capelogic, Inc., on the basis set forth under “Public Offering--Offering Price.”
(2)	An irrevocable letter of credit issued by The Bank of New York Mellon has been deposited with the trustee as collateral, covering the monies necessary for the purchase of the underlying securities according to their purchase contracts and accrued interest from the Inception Date to the expected dates of delivery.
(3)	During the initial offering period, a portion of the Public Offering Price represents an amount of cash deposited to pay all or a portion of the costs of organizing the trust. Organization costs will not be assessed to units that are redeemed prior to the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor). To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be deducted from the assets of the trust.
(4)	On the basis set forth under “Rights of Unitholders--Distribution of Interest and Principal” the trustee will advance an amount equal to the accrued interest on the bonds as of the “First Settlement Date,” plus any cash received by the trustee with respect to interest on the bonds prior to such date, and the same will be distributed to the sponsor on the First Settlement Date. Consequently, the amount of interest accrued on a unit to be added to the Public Offering Price thereof will include only such accrued interest from the First Settlement Date to the date of settlement, less all withdrawals and deductions from the Interest Account subsequent to the First Settlement Date made with respect to the unit.
(5)	Aggregate Public Offering Price (exclusive of interest) is computed on the number of units set forth above under “Public Offering--Offering Price.”
(6)	On the Inception Date, the maximum transactional sales fee is 3.50% of the Public Offering Price.
(7)	A portion of the Public Offering Price consists of an amount sufficient to pay for all or a portion of the costs of establishing the trust. These costs have been estimated at $5.78 per unit for the trust and will not be assessed to units that are redeemed prior to the close of the initial offering period.

Understanding Your Investment 49

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Contents

Investment Summary

A concise	2	Overview
description	2	Investment Objective
of essential	2	Principal Investment Strategy
information	3	Bond Selection
about the	3	Guggenheim Partners Investment Management,
portfolio		LLC (GPIM)
	3	Future Trusts
	4	Essential Information
	4	Types of Bonds
	4	States
	4	Bond Ratings
	5	Summary of Essential Financial Information
	6	Principal Risks
	9	Taxes
	9	Distributions
	10	Market for Units
	10	Who Should Invest
	10	Fees and Expenses
	11	Example
	12	Trust Portfolio

Understanding Your Investment

Detailed	16	The Trust
information	16	Public Offering
to help you	20	Underwriting Concessions
understand	21	Underwriting
your	21	Investment Risks
investment	30	The Secondary Market
	31	Estimated Current Return and Estimated Long-Term
Return to Unitholders
	32	Tax Status
	34	Rights of Unitholders
	39	How to Sell Your Units
	41	General Information
	44	Amendment and Termination
of the Trust Agreement
	45	Experts
	45	Description of Bond Ratings
	48	Report of Independent Registered Public
Accounting Firm
	49	Statement of Financial Condition

For the Table of Contents of Part B, see Part B of the prospectus.

Where to Learn More

You can contact us for		Visit us on the Internet
free information about		Guggenheiminvestments.com
these investments.		Call Guggenheim Investments
800 345 7999 / Pricing line 800 248 4954
Call The Bank of New York Mellon
800 701 8178 Investors / 800 647 3383 Brokers

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange
Commission. To obtain or copy this information (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Room, Washington, D.C. 20549-0102
Visit:	sec.gov (EDGAR Database)
Call:	202 942 8090 (only for information on the operation
of the Public Reference Room)

Refer to:	Guggenheim Defined Portfolios, Series 2524
Securities Act file number: 333-289081
Investment Company Act file number: 811-03763

When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust.

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Unit Investment Trusts

04.09.2026

Guggenheim Defined Portfolios, Series 2524 Prospectus

Select Quality Municipal Portfolio, Series 16

GuggenheimInvestments.com

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

A.        Bonding Arrangements of Depositor:

The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

Insurer/Policy No.	Amount
National Union Fire Insurance Company of Pittsburgh, Pennsylvania 5692790	$4,000,000

B.	This amendment to the Registration Statement comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Consents of Independent Registered Public Accounting Firm

and Counsel as indicated

Exhibits as listed on the List of Exhibits

Signatures

The Registrant, Guggenheim Defined Portfolios, Series 2524 hereby identifies Guggenheim Defined Portfolios, Series 2576, Guggenheim Defined Portfolios, Series 2570, Guggenheim Defined Portfolios, Series 2568, Guggenheim Defined Portfolios, Series 2566, Guggenheim Defined Portfolios, Series 2563, Guggenheim Defined Portfolios, Series 2562, Guggenheim Defined Portfolios, Series 2559, Guggenheim Defined Portfolios, Series 2554, Guggenheim Defined Portfolios, Series 2548, Guggenheim Defined Portfolios, Series 2546, Guggenheim Defined Portfolios, Series 2542, Guggenheim Defined Portfolios, Series 2540, Guggenheim Defined Portfolios, Series 2536, Guggenheim Defined Portfolios, Series 2533, Guggenheim Defined Portfolios, Series 2529, Guggenheim Defined Portfolios, Series 2522, Guggenheim Defined Portfolios, Series 2520, Guggenheim Defined Portfolios, Series 2518, Guggenheim Defined Portfolios, Series 2516, Guggenheim Defined Portfolios, Series 2514, Guggenheim Defined Portfolios, Series 2513, Guggenheim Defined Portfolios, Series 2508, Guggenheim Defined Portfolios, Series 2502, Guggenheim Defined Portfolios, Series 2500, Guggenheim Defined Portfolios, Series 2495, Guggenheim Defined Portfolios, Series 2494, Guggenheim Defined Portfolios, Series 2491, Guggenheim Defined Portfolios, Series 2488, Guggenheim Defined Portfolios, Series 2486, Guggenheim Defined Portfolios, Series 2480, Guggenheim Defined Portfolios, Series 2478, Guggenheim Defined Portfolios, Series 2476, Guggenheim Defined Portfolios, Series 2474, Guggenheim Defined Portfolios, Series 2472, Guggenheim Defined Portfolios, Series 2471, Guggenheim Defined Portfolios, Series 2466, Guggenheim Defined Portfolios, Series 2458, Guggenheim Defined Portfolios, Series 2456, Guggenheim Defined Portfolios, Series 2453, Guggenheim Defined Portfolios, Series 2449, Guggenheim Defined Portfolios, Series 2440, Guggenheim Defined Portfolios, Series 2436, Guggenheim Defined Portfolios, Series 2431, Guggenheim Defined Portfolios, Series 2430, Guggenheim Defined Portfolios, Series 2428, Guggenheim Defined Portfolios, Series 2426, Guggenheim Defined Portfolios, Series 2423, Guggenheim Defined Portfolios, Series 2422, Guggenheim Defined Portfolios, Series 2412, Guggenheim Defined Portfolios, Series 2408, Guggenheim Defined Portfolios, Series 2405, Guggenheim Defined Portfolios, Series 2402, Guggenheim Defined Portfolios, Series 2401, Guggenheim Defined Portfolios, Series 2400, Guggenheim Defined Portfolios, Series 2395, Guggenheim Defined Portfolios, Series 2393, Guggenheim Defined Portfolios, Series 2390, Guggenheim Defined Portfolios, Series 2387, Guggenheim Defined Portfolios, Series 2386, Guggenheim Defined Portfolios, Series 2383, Guggenheim Defined Portfolios, Series 2373, Guggenheim Defined Portfolios, Series 2370, Guggenheim Defined Portfolios, Series 2366, Guggenheim Defined Portfolios, Series 2357, Guggenheim Defined Portfolios, Series 2354, Guggenheim Defined Portfolios, Series 2349, Guggenheim Defined Portfolios, Series 2347, Guggenheim Defined Portfolios, Series 2344, Guggenheim Defined Portfolios, Series 2341, Guggenheim Defined Portfolios, Series 2339, Guggenheim Defined Portfolios, Series 2333, Guggenheim Defined Portfolios, Series 2329, Guggenheim Defined Portfolios, Series 2322, Guggenheim Defined Portfolios, Series 2317, Guggenheim Defined Portfolios, Series 2312, Guggenheim Defined Portfolios, Series 2308, Guggenheim Defined Portfolios, Series 2304, Guggenheim Defined Portfolios, Series 2299, Guggenheim Defined Portfolios, Series 2295, Guggenheim Defined Portfolios, Series 2292, Guggenheim Defined Portfolios, Series 2290, Guggenheim Defined Portfolios, Series 2287, Guggenheim Defined Portfolios, Series 2282, Guggenheim Defined Portfolios, Series 2275, Guggenheim Defined Portfolios, Series 2269, Guggenheim Defined Portfolios, Series 2265, Guggenheim Defined Portfolios, Series 2262, Guggenheim Defined Portfolios, Series 2256, Guggenheim Defined Portfolios, Series 2255, Guggenheim Defined Portfolios, Series 2253, Guggenheim Defined Portfolios, Series 2248, Guggenheim Defined Portfolios, Series 2247, Guggenheim Defined Portfolios, Series 2238, Guggenheim Defined Portfolios, Series 2232, Guggenheim Defined Portfolios, Series 2226, Guggenheim Defined Portfolios, Series 2222, Guggenheim Defined Portfolios, Series 2215, Guggenheim Defined Portfolios, Series 2212, Guggenheim Defined Portfolios, Series 2208, Guggenheim Defined Portfolios, Series 2204, Guggenheim Defined Portfolios, Series 2200, Guggenheim Defined Portfolios, Series 2195, Guggenheim Defined Portfolios, Series 2194, Guggenheim Defined Portfolios, Series 2192, Guggenheim Defined Portfolios, Series 2182, Guggenheim Defined Portfolios, Series 2178, Guggenheim Defined Portfolios, Series 2174, Guggenheim Defined Portfolios, Series 2168, Guggenheim Defined Portfolios, Series 2165, Guggenheim Defined Portfolios, Series 2161, Guggenheim Defined Portfolios, Series 2159, Guggenheim Defined Portfolios, Series 2154, Guggenheim Defined Portfolios, Series 2152, Guggenheim Defined Portfolios, Series 2151, Guggenheim Defined Portfolios, Series 2150, Guggenheim Defined Portfolios, Series 2147, Guggenheim Defined Portfolios, Series 2145, Guggenheim Defined Portfolios, Series 2142, Guggenheim Defined Portfolios, Series 2138, Guggenheim Defined Portfolios, Series 2134, Guggenheim Defined Portfolios, Series 2132, Guggenheim Defined Portfolios, Series 2130, Guggenheim Defined Portfolios, Series 2129, Guggenheim Defined Portfolios, Series 2127, Guggenheim Defined Portfolios, Series 2126, Guggenheim Defined Portfolios, Series 2121, Guggenheim Defined Portfolios, Series 2117, Guggenheim Defined Portfolios, Series 2115, Guggenheim Defined Portfolios, Series 2113, Guggenheim Defined Portfolios, Series 2111, Guggenheim Defined Portfolios, Series 2107, Guggenheim Defined Portfolios, Series 2104, Guggenheim Defined Portfolios, Series 2100, Guggenheim Defined Portfolios, Series 2097, Guggenheim Defined Portfolios, Series 2094, Guggenheim Defined Portfolios, Series 2087, Guggenheim Defined Portfolios, Series 2079, Guggenheim Defined Portfolios, Series 2077, Guggenheim Defined Portfolios, Series 2074, Guggenheim Defined Portfolios, Series 2070, Guggenheim Defined Portfolios, Series 2068, Guggenheim Defined Portfolios, Series 2066, Guggenheim Defined Portfolios, Series 2061, Guggenheim Defined Portfolios, Series 2059, Guggenheim Defined Portfolios, Series 2054, Guggenheim Defined Portfolios, Series 2050, Guggenheim Defined Portfolios, Series 2046, Guggenheim Defined Portfolios, Series 2045, Guggenheim Defined Portfolios, Series 2039, Guggenheim Defined Portfolios, Series 2033, Guggenheim Defined Portfolios, Series 2027, Guggenheim Defined Portfolios, Series 2025, Guggenheim Defined Portfolios, Series 2022, Guggenheim Defined Portfolios, Series 2015, Guggenheim Defined Portfolios, Series 2013, Guggenheim Defined Portfolios, Series 2009, Guggenheim Defined Portfolios, Series 2001, Guggenheim Defined Portfolios, Series 1994, Guggenheim Defined Portfolios, Series 1989, Guggenheim Defined Portfolios, Series 1986, Guggenheim Defined Portfolios, Series 1984, Guggenheim Defined Portfolios, Series 1979, Guggenheim Defined Portfolios, Series 1971, Guggenheim Defined Portfolios, Series 1965, Guggenheim Defined Portfolios, Series 1961, Guggenheim Defined Portfolios, Series 1956, Guggenheim Defined Portfolios, Series 1950, Guggenheim Defined Portfolios, Series 1947, Guggenheim Defined Portfolios, Series 1943, Guggenheim Defined Portfolios, Series 1941, Guggenheim Defined Portfolios, Series 1939, Guggenheim Defined Portfolios, Series 1933, Guggenheim Defined Portfolios, Series 1929, Guggenheim Defined Portfolios, Series 1927, Guggenheim Defined Portfolios, Series 1923, Guggenheim Defined Portfolios, Series 1921, Guggenheim Defined Portfolios, Series 1915, Guggenheim Defined Portfolios, Series 1903, Guggenheim Defined Portfolios, Series 1900, Guggenheim Defined Portfolios, Series 1897, Guggenheim Defined Portfolios, Series 1894, Guggenheim Defined Portfolios, Series 1886, Guggenheim Defined Portfolios, Series 1884, Guggenheim Defined Portfolios, Series 1879, Guggenheim Defined Portfolios, Series 1878, Guggenheim Defined Portfolios, Series 1867, Guggenheim Defined Portfolios, Series 1862, Guggenheim Defined Portfolios, Series 1859, Guggenheim Defined Portfolios, Series 1858, Guggenheim Defined Portfolios, Series 1852, Guggenheim Defined Portfolios, Series 1848, Guggenheim Defined Portfolios, Series 1842, Guggenheim Defined Portfolios, Series 1841, Guggenheim Defined Portfolios, Series 1836, Guggenheim Defined Portfolios, Series 1833, Guggenheim Defined Portfolios, Series 1831, Guggenheim Defined Portfolios, Series 1829, Guggenheim Defined Portfolios, Series 1818, Guggenheim Defined Portfolios, Series 1815, Guggenheim Defined Portfolios, Series 1809, Guggenheim Defined Portfolios, Series 1806, Guggenheim Defined Portfolios, Series 1799, Guggenheim Defined Portfolios, Series 1796, Guggenheim Defined Portfolios, Series 1791, Guggenheim Defined Portfolios, Series 1789, Guggenheim Defined Portfolios, Series 1782, Guggenheim Defined Portfolios, Series 1780, Guggenheim Defined Portfolios, Series 1773, Guggenheim Defined Portfolios, Series 1768, Guggenheim Defined Portfolios, Series 1764, Guggenheim Defined Portfolios, Series 1758, Guggenheim Defined Portfolios, Series 1754, Guggenheim Defined Portfolios, Series 1751, Guggenheim Defined Portfolios, Series 1745, Guggenheim Defined Portfolios, Series 1739, Guggenheim Defined Portfolios, Series 1738, Guggenheim Defined Portfolios, Series 1731, Guggenheim Defined Portfolios, Series 1727, Guggenheim Defined Portfolios, Series 1725, Guggenheim Defined Portfolios, Series 1720, Guggenheim Defined Portfolios, Series 1714, Guggenheim Defined Portfolios, Series 1704, Guggenheim Defined Portfolios, Series 1702, Guggenheim Defined Portfolios, Series 1698, Guggenheim Defined Portfolios, Series 1695, Guggenheim Defined Portfolios, Series 1694, Guggenheim Defined Portfolios, Series 1684, Guggenheim Defined Portfolios, Series 1681, Guggenheim Defined Portfolios, Series 1678, Guggenheim Defined Portfolios, Series 1676, Guggenheim Defined Portfolios, Series 1671, Guggenheim Defined Portfolios, Series 1664, Guggenheim Defined Portfolios, Series 1663, Guggenheim Defined Portfolios, Series 1657, Guggenheim Defined Portfolios, Series 1653, Guggenheim Defined Portfolios, Series 1647, Guggenheim Defined Portfolios, Series 1628, Guggenheim Defined Portfolios, Series 1627, Guggenheim Defined Portfolios, Series 1626, Guggenheim Defined Portfolios, Series 1625, Guggenheim Defined Portfolios, Series 1619, Guggenheim Defined Portfolios, Series 1617, Guggenheim Defined Portfolios, Series 1611, Guggenheim Defined Portfolios, Series 1596, Guggenheim Defined Portfolios, Series 1592, Guggenheim Defined Portfolios, Series 1587, Guggenheim Defined Portfolios, Series 1582, Guggenheim Defined Portfolios, Series 1576, Guggenheim Defined Portfolios, Series 1573, Guggenheim Defined Portfolios, Series 1569, Guggenheim Defined Portfolios, Series 1562, Guggenheim Defined Portfolios, Series 1557, Guggenheim Defined Portfolios, Series 1555, Guggenheim Defined Portfolios, Series 1550, Guggenheim Defined Portfolios, Series 1548, Guggenheim Defined Portfolios, Series 1541, Guggenheim Defined Portfolios, Series 1540, Guggenheim Defined Portfolios, Series 1529, Guggenheim Defined Portfolios, Series 1524, Guggenheim Defined Portfolios, Series 1519, Guggenheim Defined Portfolios, Series 1510, Guggenheim Defined Portfolios, Series 1509, Guggenheim Defined Portfolios, Series 1506, Guggenheim Defined Portfolios, Series 1502, Guggenheim Defined Portfolios, Series 1500, Guggenheim Defined Portfolios, Series 1499, Guggenheim Defined Portfolios, Series 1496, Guggenheim Defined Portfolios, Series 1490, Guggenheim Defined Portfolios, Series 1488, Guggenheim Defined Portfolios, Series 1486, Guggenheim Defined Portfolios, Series 1479, Guggenheim Defined Portfolios, Series 1476, Guggenheim Defined Portfolios, Series 1475, Guggenheim Defined Portfolios, Series 1468, Guggenheim Defined Portfolios, Series 1461, Guggenheim Defined Portfolios, Series 1450, Guggenheim Defined Portfolios, Series 1447, Guggenheim Defined Portfolios, Series 1444, Guggenheim Defined Portfolios, Series 1440, Guggenheim Defined Portfolios, Series 1435, Guggenheim Defined Portfolios, Series 1428, Guggenheim Defined Portfolios, Series 1424, Guggenheim Defined Portfolios, Series 1422, Guggenheim Defined Portfolios, Series 1419, Guggenheim Defined Portfolios, Series 1418, Guggenheim Defined Portfolios, Series 1413, Guggenheim Defined Portfolios, Series 1408, Guggenheim Defined Portfolios, Series 1394, Guggenheim Defined Portfolios, Series 1390, Guggenheim Defined Portfolios, Series 1388, Guggenheim Defined Portfolios, Series 1387, Guggenheim Defined Portfolios, Series 1385, Guggenheim Defined Portfolios, Series 1377, Guggenheim Defined Portfolios, Series 1376, Guggenheim Defined Portfolios, Series 1372, Guggenheim Defined Portfolios, Series 1370, Guggenheim Defined Portfolios, Series 1367, Guggenheim Defined Portfolios, Series 1364, Guggenheim Defined Portfolios, Series 1362, Guggenheim Defined Portfolios, Series 1357, Guggenheim Defined Portfolios, Series 1355, Guggenheim Defined Portfolios, Series 1353, Guggenheim Defined Portfolios, Series 1351, Guggenheim Defined Portfolios, Series 1349, Guggenheim Defined Portfolios, Series 1346, Guggenheim Defined Portfolios, Series 1344, Guggenheim Defined Portfolios, Series 1335, Guggenheim Defined Portfolios, Series 1334, Guggenheim Defined Portfolios, Series 1331, Guggenheim Defined Portfolios, Series 1328, Guggenheim Defined Portfolios, Series 1325, Guggenheim Defined Portfolios, Series 1321, Guggenheim Defined Portfolios, Series 1319, Guggenheim Defined Portfolios, Series 1317, Guggenheim Defined Portfolios, Series 1314, Guggenheim Defined Portfolios, Series 1309, Guggenheim Defined Portfolios, Series 1308, Guggenheim Defined Portfolios, Series 1302, Guggenheim Defined Portfolios, Series 1300, Guggenheim Defined Portfolios, Series 1297, Guggenheim Defined Portfolios, Series 1294, Guggenheim Defined Portfolios, Series 1287, Guggenheim Defined Portfolios, Series 1285, Guggenheim Defined Portfolios, Series 1284, Guggenheim Defined Portfolios, Series 1274, Guggenheim Defined Portfolios, Series 1273, Guggenheim Defined Portfolios, Series 1272, Guggenheim Defined Portfolios, Series 1269, Guggenheim Defined Portfolios, Series 1263, Guggenheim Defined Portfolios, Series 1262, Guggenheim Defined Portfolios, Series 1259, Guggenheim Defined Portfolios, Series 1257, Guggenheim Defined Portfolios, Series 1253, Guggenheim Defined Portfolios, Series 1251, Guggenheim Defined Portfolios, Series 1250, Guggenheim Defined Portfolios, Series 1246, Guggenheim Defined Portfolios, Series 1237, Guggenheim Defined Portfolios, Series 1235, Guggenheim Defined Portfolios, Series 1234, Guggenheim Defined Portfolios, Series 1232, Guggenheim Defined Portfolios, Series 1231, Guggenheim Defined Portfolios, Series 1226, Guggenheim Defined Portfolios, Series 1218, Guggenheim Defined Portfolios, Series 1214, Guggenheim Defined Portfolios, Series 1211, Guggenheim Defined Portfolios, Series 1209, Guggenheim Defined Portfolios, Series 1207, Guggenheim Defined Portfolios, Series 1204, Guggenheim Defined Portfolios, Series 1199, Guggenheim Defined Portfolios, Series 1198, Guggenheim Defined Portfolios, Series 1197, Guggenheim Defined Portfolios, Series 1192, Guggenheim Defined Portfolios, Series 1191, Guggenheim Defined Portfolios, Series 1188, Guggenheim Defined Portfolios, Series 1186, Guggenheim Defined Portfolios, Series 1184, Guggenheim Defined Portfolios, Series 1181, Guggenheim Defined Portfolios, Series 1174, Guggenheim Defined Portfolios, Series 1173, Guggenheim Defined Portfolios, Series 1172, Guggenheim Defined Portfolios, Series 1170, Guggenheim Defined Portfolios, Series 1168, Guggenheim Defined Portfolios, Series 1164, Guggenheim Defined Portfolios, Series 1159, Guggenheim Defined Portfolios, Series 1156, Guggenheim Defined Portfolios, Series 1155, Guggenheim Defined Portfolios, Series 1153, Guggenheim Defined Portfolios, Series 1147, Guggenheim Defined Portfolios, Series 1145, Guggenheim Defined Portfolios, Series 1140, Guggenheim Defined Portfolios, Series 1138, Guggenheim Defined Portfolios, Series 1137, Guggenheim Defined Portfolios, Series 1126, Guggenheim Defined Portfolios, Series 1123, Guggenheim Defined Portfolios, Series 1120, Guggenheim Defined Portfolios, Series 1119, Guggenheim Defined Portfolios, Series 1117, Guggenheim Defined Portfolios, Series 1114, Guggenheim Defined Portfolios, Series 1112, Guggenheim Defined Portfolios, Series 1110, Guggenheim Defined Portfolios, Series 1108, Guggenheim Defined Portfolios, Series 1106, Guggenheim Defined Portfolios, Series 1099, Guggenheim Defined Portfolios, Series 1098, Guggenheim Defined Portfolios, Series 1093, Guggenheim Defined Portfolios, Series 1086, Guggenheim Defined Portfolios, Series 1085, Guggenheim Defined Portfolios, Series 1083, Guggenheim Defined Portfolios, Series 1079, Guggenheim Defined Portfolios, Series 1077, Guggenheim Defined Portfolios, Series 1075, Guggenheim Defined Portfolios, Series 1073, Guggenheim Defined Portfolios, Series 1069, Guggenheim Defined Portfolios, Series 1063, Guggenheim Defined Portfolios, Series 1061, Guggenheim Defined Portfolios, Series 1060, Guggenheim Defined Portfolios, Series 1051, Guggenheim Defined Portfolios, Series 1050, Guggenheim Defined Portfolios, Series 1049, Guggenheim Defined Portfolios, Series 1047, Guggenheim Defined Portfolios, Series 1046, Guggenheim Defined Portfolios, Series 1044, Guggenheim Defined Portfolios, Series 1042, Guggenheim Defined Portfolios, Series 1040, Guggenheim Defined Portfolios, Series 1039, Guggenheim Defined Portfolios, Series 1033, Guggenheim Defined Portfolios, Series 1020, Guggenheim Defined Portfolios, Series 1016, Guggenheim Defined Portfolios, Series 1015, Guggenheim Defined Portfolios, Series 1011, Guggenheim Defined Portfolios, Series 1010, Guggenheim Defined Portfolios, Series 1008, Guggenheim Defined Portfolios, Series 1005, Guggenheim Defined Portfolios, Series 1004, Guggenheim Defined Portfolios, Series 1000, Guggenheim Defined Portfolios, Series 999, Guggenheim Defined Portfolios, Series 996, Guggenheim Defined Portfolios, Series 994, Guggenheim Defined Portfolios, Series 991, Guggenheim Defined Portfolios, Series 990, Guggenheim Defined Portfolios, Series 987, Guggenheim Defined Portfolios, Series 983, Guggenheim Defined Portfolios, Series 982, Guggenheim Defined Portfolios, Series 979, Guggenheim Defined Portfolios, Series 971, Guggenheim Defined Portfolios, Series 968, Guggenheim Defined Portfolios, Series 967, Guggenheim Defined Portfolios, Series 963, Guggenheim Defined Portfolios, Series 962, Guggenheim Defined Portfolios, Series 961, Guggenheim Defined Portfolios, Series 959, Guggenheim Defined Portfolios, Series 955, Guggenheim Defined Portfolios, Series 954, Guggenheim Defined Portfolios, Series 951, Guggenheim Defined Portfolios, Series 948, Guggenheim Defined Portfolios, Series 947, Guggenheim Defined Portfolios, Series 945, Guggenheim Defined Portfolios, Series 944, Guggenheim Defined Portfolios, Series 942, Guggenheim Defined Portfolios, Series 940, Guggenheim Defined Portfolios, Series 938, Guggenheim Defined Portfolios, Series 937, Guggenheim Defined Portfolios, Series 936, Guggenheim Defined Portfolios, Series 935, Guggenheim Defined Portfolios, Series 932, Guggenheim Defined Portfolios, Series 930, Guggenheim Defined Portfolios, Series 925, Guggenheim Defined Portfolios, Series 922, Guggenheim Defined Portfolios, Series 919, Guggenheim Defined Portfolios, Series 916, Guggenheim Defined Portfolios, Series 915, Guggenheim Defined Portfolios, Series 913, Guggenheim Defined Portfolios, Series 912, Guggenheim Defined Portfolios, Series 910, Guggenheim Defined Portfolios, Series 908, Guggenheim Defined Portfolios, Series 901, Guggenheim Defined Portfolios, Series 900, Guggenheim Defined Portfolios, Series 897, Guggenheim Defined Portfolios, Series 889, Guggenheim Defined Portfolios, Series 888, Guggenheim Defined Portfolios, Series 880, Guggenheim Defined Portfolios, Series 879, Guggenheim Defined Portfolios, Series 877, Guggenheim Defined Portfolios, Series 876, Guggenheim Defined Portfolios, Series 874, Guggenheim Defined Portfolios, Series 863, Guggenheim Defined Portfolios, Series 847, Guggenheim Defined Portfolios, Series 846, Guggenheim Defined Portfolios, Series 842, Guggenheim Defined Portfolios, Series 840, Guggenheim Defined Portfolios, Series 832, Guggenheim Defined Portfolios, Series 817, Guggenheim Defined Portfolios, Series 814, Guggenheim Defined Portfolios, Series 813, Guggenheim Defined Portfolios, Series 811, Guggenheim Defined Portfolios, Series 805, Guggenheim Defined Portfolios, Series 792, Guggenheim Defined Portfolios, Series 791, Guggenheim Defined Portfolios, Series 788, Guggenheim Defined Portfolios, Series 779, Guggenheim Defined Portfolios, Series 767, Guggenheim Defined Portfolios, Series 766, Guggenheim Defined Portfolios, Series 751, Guggenheim Defined Portfolios, Series 750, Guggenheim Defined Portfolios, Series 747, Guggenheim Defined Portfolios, Series 746, Guggenheim Defined Portfolios, Series 287, Claymore Securities Defined Portfolios, Series 714, Claymore Securities Defined Portfolios, Series 712, Claymore Securities Defined Portfolios, Series 688, Claymore Securities Defined Portfolios, Series 687, Claymore Securities Defined Portfolios, Series 680, Claymore Securities Defined Portfolios, Series 648, Claymore Securities Defined Portfolios, Series 645, Claymore Securities Defined Portfolios, Series 617, Claymore Securities Defined Portfolios, Series 610, Claymore Securities Defined Portfolios, Series 609, Claymore Securities Defined Portfolios, Series 567, Claymore Securities Defined Portfolios, Series 526, Claymore Securities Defined Portfolios, Series 314, Claymore Securities Defined Portfolios, Series 295, Claymore Securities Defined Portfolios, Series 154, Claymore Securities Defined Portfolios, Series 153, Claymore Securities Defined Portfolios, Series 136, Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

(1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) that it has complied with Rule 460 under the Securities Act of 1933.

[The Remainder of this Page was Intentionally Left Blank]

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 2524 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 9th day of April, 2026.

GUGGENHEIM DEFINED PORTFOLIOS, SERIES 2524

(Registrant)

By GUGGENHEIM FUNDS DISTRIBUTORS, LLC

(Depositor)

By /s/ Amy Lee

Amy Lee,
Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature*	Title		Date
		) ) ) )	By:	/s/ Amy Lee Amy Lee Attorney-in-Fact*
Dina DiLorenzo*	President of Guggenheim Funds Distributors, LLC	) )		April 9, 2026
Dominick Cogliandro*	Chief Operating Officer of Guggenheim Funds Distributors, LLC	) ) )		April 9, 2026
Rebecca Chan*	Treasurer of Guggenheim Funds Distributors, LLC	) ) )		April 9, 2026
Rebecca Chan*	Principal Financial Officer of Guggenheim Funds Distributors, LLC (fulfills the role of principal accounting officer)	) ) ) ) ) )		April 9, 2026
/s/ Amy Lee Amy lee	Vice President and Secretary of Guggenheim Funds Distributors, LLC			April 9, 2026

*	Executed copies of the related powers of attorney were filed as Exhibit 6.0 to the Registration Statement of Guggenheim Defined Portfolios, Series 2546 on September 29, 2025.

Consent of Independent Registered Public Accounting Firm

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.1 to the Registration Statement.

Consent of Dorsey & Whitney LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.2 to the Registration Statement.

List of Exhibits

1.1	Reference Trust Agreement.
1.1.1	Standard Terms and Conditions of Trust (Reference is made to Exhibit 1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 118 (File No. 333-81826) filed on February 6, 2002).
2.1	Code of Ethics (Reference is made to Exhibit 2.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).
3.1	Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.
3.2	Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.
4.1	Consent of Independent Registered Public Accounting Firm.
6.0

Powers of Attorney authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 2546 (File No. 333-290575) filed on September 29, 2025.